Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

November 5, 2010

FORWARD

Tabular dollars are in thousands of Canadian dollars, except per share amounts or unless otherwise indicated. Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included in this Management’s Discussion and Analysis may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

circumstances as of the current date. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties described in the section “Known events, trends, risks and uncertainties” included in this report. These factors include, but are not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; Shaw’s ability to execute its strategic plans, increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.

Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for Shaw to predict what factors will arise or when. In addition, Shaw cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

I.	INTRODUCTION TO THE BUSINESS

A.	Company overview – core business and strategies

Shaw Communications Inc. (“Shaw” or “the Company” or “the Corporation”) is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Shaw Business Solutions), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw Media operates the second largest privately owned conventional television network in Canada, Global Television, and 19 specialty networks. Shaw provides customers with high-quality entertainment, information and communications services, utilizing a variety of distribution technologies.

Shaw’s business is encapsulated within its vision statement: “We, the leading entertainment and communications company, deliver exceptional customer experience through outstanding people sharing Shaw values.”

Shaw’s strategy is to maximize shareholder value through the generation of free cash flow.1The key elements of this strategy include: leveraging its network infrastructure to offer customers a wider variety of products and services; enhancing existing products to provide greater value to customers; providing best-in-class 24/7/365 service; bundling product offerings to provide value to both Shaw and the customer; and focusing on sound capital management and operational efficiencies to maintain a competitive edge.

The strategy also includes promoting brand awareness, strengthening the Shaw name from coast to coast. The Shaw brand is synonymous with diverse product offerings and exceptional customer service.

During 2010 the Company operated two principal business segments: (1) Cable – comprised of cable television, Internet, Digital Phone and Business Solutions operations; and (2) Satellite - comprised of direct-to-home (“DTH”) and Satellite Services. As a percentage of Shaw’s consolidated revenues for the year ended August 31, 2010, the Cable division and Satellite division represent approximately 79% and 21% of Shaw’s business, respectively, which is similar to last year. During 2010 Shaw’s businesses generated consolidated service revenues of $3.72 billion.

A third business segment, Wireless, is currently in the development/construction stage. During 2008 the Company participated in the Canadian Advanced Wireless Spectrum (“AWS”) auction and was successful in acquiring 20 megahertz of spectrum across most of its cable footprint. In March 2010 the Company commenced activities on its wireless infrastructure build.

A fourth business segment, Media, which includes television broadcasting, will be included in fiscal 2011 after closing of the acquisition of 100% of the broadcasting business of Canwest Global Communications Corp. (“Canwest”) including CW Investments Co. (“CW Media”), the company that owns the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007.

The general development of these business segments, including more specific details for the last three fiscal years, is summarized below.

B.	General development of the business

(i)	Cable
Cable Television – The Company’s initial core business was cable television services, which today provides the customer base and physical infrastructure for much of the Company’s distribution

1 See definitions under key performance drivers on page 21.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

service businesses. Under the name Capital Cable Television Co. Ltd., Shaw acquired its first license to offer cable television services in Edmonton, Alberta and area in 1970. Over the course of the subsequent years, Shaw’s cable television operation has grown through a combination of the acquisition of new cable television licenses awarded by the Canadian Radio-television and Telecommunications Commission (“CRTC”); the acquisition of existing cable systems; the exchange of cable systems and assets with other Canadian cable companies; and internally generated subscriber growth.

The Company is currently the largest cable television provider in Canada. As at August 31, 2010, Shaw served approximately 2.3 million cable television customers in five provinces (British Columbia, Alberta, Saskatchewan, Manitoba and certain portions of Ontario), representing approximately 29% of the Canadian cable television market.

The Canadian cable television industry has moved from a highly price regulated environment to one based on fair and sustainable competition. In such a competitive environment, cable companies have adopted “clustering” strategies, consolidating and realigning geographically to take advantage of potential administrative, operating and marketing synergies that arise from larger, focused operations. In executing its own clustering strategy, the Company has consolidated its position as the dominant provider of cable television services in Western Canada.

Approximately 75% of the Company’s cable television subscribers are clustered in and around five major urban markets in Western Canada: Vancouver and Victoria (Vancouver Island), British Columbia; Calgary and Edmonton, Alberta; and Winnipeg, Manitoba. The balance of its subscribers are mainly in smaller clusters, linked via fibre either to each other or to larger markets. These markets include the Okanagan region, British Columbia (Kamloops, Kelowna, Penticton, Vernon); Saskatoon/Prince Albert/Moose Jaw/Swift Current, Saskatchewan; and Thunder Bay/Sault Ste. Marie/Hamilton, Ontario.

Over a number of years, Shaw has acquired and divested various cable systems to complement its cable clusters. During fiscal 2010 Shaw completed the acquisition of Mountain Cablevision, a cable system located in Hamilton, Ontario. In 2009, Shaw acquired the cable system located in and around Campbell River, British Columbia and in 2007 Shaw completed the acquisitions of several cable systems, including Whistler Cable, Grand Forks, Wood Lake, Lumby and Pender Island, all in British Columbia, as well as Norcom Telecommunications Limited operating in Kenora, Ontario.

The Company’s cable television business is operated through its extensive fibre optic and co-axial cable distribution network. Shaw’s fibre backbone and interconnect network links its cable systems and subscribers together. Shaw receives originating television signals at its head-end sites through satellite, transmitters, off-air antennae and microwave systems and re-transmits these signals via its network to customers’ homes in its licensed areas. Digital cable customers receive additional services via digital cable terminals (“DCTs”) which translate encrypted signals delivered to customers’ homes over Shaw’s network.

Shaw’s strategy is to leverage its network by providing additional services beyond traditional cable. In past years, it enhanced the quality, depth and capacity of its plant and network infrastructure through significant capital investments, and the plant and network is essentially fully digital and two-way capable. These investments have enabled Shaw to leverage its existing network and expand its service offerings to include digital programming, Pay-Per-View (“PPV”), Video-on-Demand (“VOD”), High Definition Television (“HD”) including three dimensional (“3D”) HD, Internet, and Digital Phone. Shaw’s continued investment in plant infrastructure will accommodate further growth opportunities. During the year Shaw launched its broadband VOD Player allowing customers

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

to experience the convenience of watching their favorite movies and television shows when and where they want to. The home entertainment experience continues to improve with on-demand and personalization of products and services and the Company strives to ensure that its broadband network and interactive capabilities are being used to their full potential. Shaw continues to invest in technology initiatives to recapture bandwidth and optimize its network, including increasing the number of nodes on the network and using advanced encoding and digital compression technologies such as MPEG4.

The Company offers customers attractively priced combinations of its analog video, digital video, Internet and Digital Phone services. The benefits of bundling to customers include the convenience of “one-stop shopping” and value pricing. The benefits to Shaw include retention of existing customers (churn reduction); attraction of new customers; incremental penetration as customers upgrade to additional services offered in a bundle; and operational efficiencies through centralized billing and customer care.

Since 1996 Shaw has provided Internet access services to residential and small business subscribers in its cable television systems through its technologically advanced broadband network. In the majority of its Internet serving areas, the Company currently offers five levels of Internet service: High-Speed Lite, High-Speed, High-Speed Xtreme, High Speed Warp and High Speed Nitro. During 2009 the Company implemented speed increases of 50% and also launched a 100 Mbps service using Data Over Cable Service Interface Specification (DOCSIS) 3.0 technology. The 100 Mbps service, High Speed Nitro, is now available in over 85% of the Corporation’s footprint. The Company currently offers high-speed Internet service with downstream speeds from 512 Kbps to 25 Mbps, or in those areas launched with DOCSIS 3.0 to 100 Mbps, depending on the service selected. As at August 31, 2010 there were approximately 1,820,000 subscribers (connected and scheduled installations) to Shaw’s Internet access services.

During 2010 Shaw introduced the Shaw Wireless Gateway, a modem and router in one, providing a secure, fast WiFi connection to the Internet. The Shaw Wireless Gateway allows subscribers to connect to the Internet from almost anywhere in the house, without all the cables.

Late in 2010 Shaw commenced trials of a 1 Gigabit Internet service, with speeds 10x faster than High Speed Nitro. The trial utilizes Fibre-to-the-Premises (FTTP) and will be able to support new, cutting-edge Internet applications that will require faster download speeds.

In 2005 Shaw entered the “triple play” market of voice, video and data services with the launch of Shaw Digital Phone, a reliable, fully featured and affordable residential telephone service. Since then, the Company has continued to expand its Digital Phone footprint and now offers the service to 95% of homes passed. As at August 31, 2010 it had approximately 1,100,000 Digital Phone lines (primary and secondary lines on billing plus pending installs).

Since the initial launch of Digital Phone, Shaw has expanded the product offerings and now offers three tiers of residential service appealing to a wide range of customers. In the latter part of 2007, it also started to offer commercial voice services, including a variety of Shaw for Business products for the home based or smaller business and a Primary Rate Interface (“PRI”) service for the medium to larger business.

Shaw has a customer-centric strategy designed to deliver high-quality customer service, simplicity and value to its customers through various bundled service offerings for its video, Internet and Digital Phone products. Delivering value to customers creates value for Shaw’s stakeholders through incremental penetration, operational efficiencies and reduced churn.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

The Company’s business solution services include Internet, data connectivity and telecommunications and are offered under the brand “Shaw Business Solutions”.

Shaw Business Solutions was established in 2000 to develop and manage the fibre network that serves as the primary Internet backbone for the Company’s broadband Internet customers and to provide Internet, data and voice connectivity services to large and medium businesses and other organizations. Shaw’s extensive fibre network provides international connections through interconnection agreements and strategic alliances with other service providers.

Shaw Business Solutions has built both its fibre network and its customer base to promote future revenue growth. Its network includes multiple fibre capacity on two diverse cross-North America routes. Shaw Business Solutions’ southern route principally consists of approximately 6,400 route kilometers (4,000 miles) located on routes between Vancouver (via Calgary, Winnipeg, Chicago, Toronto and Buffalo) and New York City and between Vancouver and Sacramento. The northern route consists of approximately 4,000 route kilometers (2,500 miles) of fibre between Edmonton (via Saskatoon, Winnipeg and Thunder Bay) and Toronto. This route provides redundancy for the existing southern route. Shaw Business Solutions also has a marine route consisting of approximately 330 route kilometers (200 miles) located on two fibres from Seattle to Vancouver Mainland (via Victoria). In addition, Shaw Business Solutions has secured additional capacity to connect the cities of Toronto (via Montreal and Boston) to New York City, Seattle to Vancouver and Edmonton to Toronto.

(ii)	Satellite
Over the past several years the Company has rebranded its operations in the Satellite division to leverage the Shaw name and build a consistent identity within the business. Star Choice was branded Shaw Direct, and Satellite Services was branded Shaw Broadcast Services (formerly known as Cancom Broadcast Solutions) and Shaw Tracking (formerly known as Cancom Tracking Solutions).

Shaw Direct is one of two DTH satellite operators licensed by the CRTC to deliver digital subscription video and audio programming services from satellites directly to subscribers’ homes and businesses. Shaw Direct began the national roll-out of its digital DTH services in 1997 and, as at August 31, 2010, had approximately 906,000 subscribers.

The market for Shaw Direct’s digital DTH services can be divided into three principal categories: households not served by cable and typically having access to a limited number of broadcast services; households underserved by cable (i.e. served by cable systems that offer fewer than 80 channels); and households that receive full service cable (80 or more channels), primarily in urban areas. Other potential customers include commercial, institutional and recreational facilities interested in video and audio programming.

The Satellite Services operations include:

•	Shaw Broadcast Services – redistributing television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the US, referred to as a satellite relay distribution undertaking (“SRDU”,) and providing uplink and network management services for conventional, specialty and pay broadcasters on a contract basis; and
•	Shaw Tracking – provision of satellite tracking and messaging services to the Canadian trucking industry, and integration and management of satellite data networks with land-based telecommunications.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

Shaw Direct and Satellite Services share a common satellite infrastructure. The DTH and Satellite Services businesses distribute digital video and audio signals to different markets (residential and business), thereby allowing the Company to derive distinct revenue streams from different customers using a common platform.

During 2010 Shaw Direct entered into agreements with Telesat to acquire capacity on a new satellite expected to be available in late 2012. The capacity will provide bandwidth for expanded customer choice, including new HD and other advanced services.

(iii)	Wireless
During 2008, the Company participated in the Canadian Advanced Wireless Spectrum (“AWS”) auction and was successful in acquiring 20 megahertz of spectrum across most of its cable footprint for a cost of $191 million. In early September 2009 the Company received its ownership compliance decision from Industry Canada and was granted its AWS licenses. In March 2010 the Company commenced activities on its wireless infrastructure build and plans for an initial launch in late calendar 2011.

The Company has selected Nokia Siemens Networks (“NSN”) to provide the radio access network and core equipment for its next generation network. The equipment will be fully 3G and LTE capable giving Shaw a variety of options to deliver wireless services to customers using the AWS band, as well as future frequency bands.

(iv)	Media
In May 2010 the Company announced that it had entered into agreements to acquire 100% of the broadcasting business of Canwest including CW Media, the company that owns the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. The total consideration, including debt assumed, is approximately $2.0 billion. During 2010 the Company completed certain portions of the acquisition including acquiring a 49.9% equity interest, a 29.9% voting interest, and an option to acquire an additional 14.8% equity interest and 3.4% voting interest in CW Media for total consideration of approximately $750 million, including acquisition costs. Also during 2010 the Competition Bureau cleared Shaw’s acquisition and the Ontario Superior Court of Justice issued a sanction order approving the related consolidated plan of compromise, arrangement and reorganization. In late October 2010 the CRTC approved Shaw’s application to assume control of Canwest’s broadcasting business and the outstanding portions of the acquisition closed on October 27, 2010.

Technology is driving change in the Canadian broadcasting system, transforming content distribution and viewership. This strategic acquisition allows Shaw to unite broadcasting services and content with its advanced distribution platforms to offer customers strong choices in this rapidly evolving landscape.

C.	Description of the business

A more detailed description of each of the principal operations comprising the Company’s Cable Segment and Satellite Segment, along with certain additional information on the new Media segment, is set forth below.

1.	Cable

Shaw offers a variety of cable television services from which its customers may choose, including a full range of analog and digital video services ranging from a basic service to a full digital cable

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

service with access to HD channels, premium and VOD channels, music channels and an interactive program guide.

Digital cable significantly expands the range of services that may be offered to a subscriber and extends programming capacity. Digital cable, which is delivered by the Company’s network to DCTs deployed in subscribers’ premises, also enhances picture and sound quality and provides the platform from which Shaw has launched, and expects to continue to be able to launch, new revenue-generating video and interactive services. Shaw offers customers a variety of DCTs for purchase or rent.

As of August 31, 2010, digital cable was available in almost all of Shaw’s cable systems. As at such date, it had approximately 1,650,000 Digital subscribers, representing a penetration rate of over 70% of Basic cable subscribers. Of the Digital customers, over 725,000 have HD capabilities. Shaw offers 86 HD channels, and over 500 HD titles through Shaw Video-on-Demand and HD PPV.

Shaw continues to launch HD channels which offer superior picture detail and sound quality in a format that fully utilizes the capabilities of wide screen, HD ready televisions. In support of HD, Shaw offers for purchase or rent, DCTs which support the decoding and processing of HD content, as well as DCTs which incorporate HD and Personal Video Recorder (PVR) features.

Shaw offers over 70 channels of interactive, impulse PPV to its digital subscribers. Its PPV offering allows customers to select and pay for specific programs which are available on various channels with different start times. PPV offerings include movies, sports, concerts and other special events, with the price dependent on the nature of the programming.

The Company also offers VOD services under the name Shaw Video-on-Demand. Its VOD service enables customers to select programming from a library of titles through an on-line ordering system or directly through the interactive program guide, and to view the programming on their television at a time of their choosing, with pause, skip backward and skip forward functionality. Customers have unlimited viewing of a program at their convenience for a 24-48 hour period. Shaw’s VOD service is available exclusively to its digital cable customers. The Company offers VOD services in over 98% of it’s footprint.

Internet

Leveraging off its cable television infrastructure Shaw provides high speed Internet access services to residential and small business subscribers in almost all of its operating areas. It currently offers up to five levels of residential Internet service: High-Speed Internet, High-Speed Lite, High-Speed Xtreme, High Speed Warp, and High-Speed Nitro. Similar to its residential Internet service, Shaw also offers a variety of Internet services for small and medium sized business customers.

During 2009 Shaw made significant investments to improve the speed and performance of its Internet services increasing the speed of services by 50% as well as launching a 100 Mbps service using DOCSIS 3.0 technology. Upgrades and enhancements of its capital infrastructure are ongoing and include building up the Company’s Internet backbone and decreasing the average node size.

In providing its Internet access services, Shaw deploys cable modems, generally based on DOCSIS 2.0 specifications. This technology has enabled it to increase the capabilities and reliability of its network by increasing the capacity and throughput in both the upstream and downstream portions of Shaw’s cable infrastructure. In 2009 Shaw rolled out DOCSIS 3.0 on its network offering a 100 Mbps service, High Speed Nitro, to meet customers’ increasing speed and capacity demands. This service

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

is available in over 85% of the Company’s footprint. Shaw currently offers high-speed Internet service with downstream speeds from 512 Kbps to 100 Mbps, depending on the service selected.

Late in 2010 Shaw commenced trials of a 1 Gigabit Internet service, with speeds 10x faster than High Speed Nitro. The trial utilizes Fibre-to-the-Premises (FTTP) and will be able to support new, cutting-edge Internet applications that will require faster download speeds.

During 2010 Shaw also introduced the Shaw Wireless Gateway, a modem and router in one, providing a secure, fast WiFi connection to the Internet.

As at August 31, 2010, approximately 230,000 subscribers for Shaw’s Internet services did not concurrently subscribe for any of its cable television services.

The fibre network that serves as the primary Internet backbone for the Company’s broadband Internet customers is designed with fibre optic technology, has redundant capacity and extends from Victoria to New York, with connectivity to major Internet peering points in Seattle, Washington; Palo Alto, California; Chicago, Illinois; and Ashburn, Virginia.

Shaw operates two Internet data centres in Calgary, Alberta and several smaller regional centres. The data centres allow the Company to manage its Internet services exclusively, provide e-mail service directly to its customers using “@shaw.ca” e-mail addresses, and allow the Company to manage its own operations in terms of provisioning web space, backbone connectivity and peering arrangements into the United States. The centres also host Shaw customers’ most popular web content locally.

Digital Phone

The Company launched its fully featured residential telephone service under the brand name Shaw Digital Phone in 2005. Shaw Digital Phone combines local, long distance and the most popular calling features into a simple package for a fixed monthly fee. Professional installation, access to E-911 (enhanced 911 emergency service), directory and operator services, and around-the-clock (24/7/365) customer support also form part of the Digital Phone service, at no additional cost to subscribers. During 2007, the Company introduced Shaw Digital Phone Lite, an offering tailored for light long distance users. The service includes a local phone line, popular calling features and long distance at competitive rates. During 2008, the Company introduced Shaw Digital Phone Basic, an offering targeted for users requiring limited phone features. The service includes a local phone line, caller ID and long distance at competitive rates.

Shaw Digital Phone utilizes PacketCable technology and DOCSIS specifications. Customers’ existing phone lines are connected into modems usually installed at the location of the central wiring in the customers’ premises. The modem converts the voice conversation (sounds waves) into digital IP packets that are carried to an IP-based telephone switch (“softswitch”). At this point, the packets are transformed again into traditional telephone signals for connection to the public switched telephone network or may be routed through the IP network to the called party.

Unlike internet phone providers who use the internet to route calls, Shaw’s Digital Phone service uses Shaw’s own private managed broadband network and the public switched telephone network to route calls, allowing the Company to ensure a consistent level of quality and reliability to its phone customers.

During 2010, the Company launched Digital Phone service in various markets, including Campbell River, Winfield, Kimberly and Fernie in British Columbia, as well in Stony Plain and expansions in the surrounding areas of Lethbridge, and Red Deer, all in Alberta. As at August 31, 2010, Shaw had

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

approximately 1,100,000 Digital Phone lines (primary and secondary lines on billing plus pending installs).

Shaw Business Solutions

Shaw Business Solutions manages the national fibre network that is the primary Internet backbone for Shaw’s broadband Internet customers. This backbone network is also used to carry Shaw Digital Phone capacity and video signals. In addition, Shaw Business Solutions’ facilities are available to internet service providers, cable companies, broadcasters, governments and other businesses and organizations that require end-to-end Internet, data and voice connectivity. In particular, Shaw Business Solutions is focused on being a major account and wholesale provider offering third parties advanced high speed data connectivity and Internet services in Canada and the United States. Its offerings currently include data, voice and video transport and Internet connectivity services. It also continues to establish public and private peering arrangements and high speed connections to major North American, European and Asian network access points and other tier-one backbone carriers.

2.	Satellite

Satellite Services owns and leases, directly and indirectly, satellite transponders that receive and amplify digital signals and transmit them to receiving dishes located within the footprint covered by the satellite. Satellite Services’ interests in such transponders are set forth in the table below.

Nature of Satellite Services
Satellite	Transponders	Interest

Anik F2	18 Ku-band	Owned
	6 Ku-band	Leased
	2 Ku-band (partial)	Leased
Anik F1R	28 Ku-band	Leased
	1 C-band	Leased
	1 C-band (partial)	Leased
Intelsat Galaxy 16	1 Ku-band (partial)	Leased

Shaw Direct

With dual satellites (Anik F2 and Anik F1R) whose signals are received by customers through an elliptical dish, as at August 31, 2010, Shaw Direct offered over 450 digital video and audio channels with a programming line-up offering the majority of television services that are available in Canada, including local over-the-air broadcasters, national networks, specialty channels, U.S. and foreign channels, adult programming and ethnic services. Shaw Direct’s subscribers have the option of choosing from a menu of programming packages designed to target and accommodate subscriber interests, primary language, income level and type of household. Such packages are marketed through Shaw Direct and a nation-wide distribution network of retail locations, including Future Shop, Best Buy, The Brick, Visions, London Drugs, and various independent retailers.

Shaw Direct continues to transition to advanced modulation and encoding technology for its HD broadcasting allowing it to increase its HD channel capacity. As part of its commitment to enhance its service offerings, Shaw Direct continued to add HD channels during 2010 and as at August 31, 2010 offered 65 HD channels.

During 2010 Shaw Direct entered into agreements with Telesat to acquire capacity on a new satellite expected to be available in late 2012. The new satellite was made possible pursuant to a

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

December 2009 policy decision from Industry Canada and further strengthens the capabilities of the country’s competitive satellite distribution sector. The new capacity will increase Shaw Direct’s satellite television services by 30 percent through 16 new national transponders. The transponders residing on the third satellite will provide bandwidth for expanded customer choice, including new high definition and other advanced services. It will also provide enhanced service quality acting as important in-orbit back-up capacity.

Shaw Broadcast Services

Shaw Broadcast Services redistributes television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the U.S. and provides uplink and network management services for conventional and specialty broadcasters on a contract basis.

The redistribution of signals to cable companies and other operators is known in Canada as SRDU services. Shaw Broadcast Services currently provides SRDU and signal transport services to over 400 distribution undertakings, primarily cable operators, and redistributes 300 television signals and over 120 audio signals in both English and French to multi-channel system operators. Shaw Broadcast Services also offers HITS/QT and QT Plus (Headend In the Sky/Quick Take), which allow small and medium size cable companies to offer digital signals to subscribers for a substantially reduced capital outlay. HITS/QT and QT Plus facilitate increased availability and penetration of digital services in Canada and thereby add incremental revenues to Shaw Broadcast Services from the additional services provided to smaller cable companies.

Shaw Broadcast Services’ uplink and network management services include backhaul (transport of signals to the uplink site), uplink (delivery of signal to the satellite so that it can be distributed to cable operators and other distributors), bandwidth, authorization and signal monitoring. Shaw Broadcast Services currently provides such services to approximately 125 specialty and pay broadcasters across Canada, as well as to Canadian pay audio providers.

Shaw Tracking

Shaw Tracking provides asset tracking and communication services to over 600 companies in the transportation industry in Canada, with approximately 38,000 vehicles using its services. Shaw Tracking’s services capture all related information pertaining to an asset (i.e. location, performance and productivity measures) and effectively integrate into a carrier’s fleet management system. Via satellite, cellular and Bluetooth networks, Shaw Tracking provides immediate real time visibility to a company’s fleet and freight. Shaw’s services and solutions target a wide variety of segments of transportation across Canada.

3.	Media

The acquisition of Shaw’s Media business was completed early in fiscal 2011 and includes the Global Television Network and 24 Speciality services. Initial steps of the acquisition occurred in the latter part of 2010 and that portion of the investment was equity accounted for in 2010. In 2011 the Media results will be equity accounted until October 27, 2010, at which time the remaining portions of the acquisition closed shortly after receiving CRTC approval for the transfer of 100% ownership and control. After closing of the acquisition, the balance sheet and results of operations will be consolidated.

The Canadian television broadcasting market is comprised of a number of English, French, and third language stations and services that operate in different segments of the market. The

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

“conventional” broadcast sector includes government owned public networks, such as the Canadian Broadcasting Corporation (“CBC”), as well as privately owned station groups and networks, such as Global Television Network and the Canadian Television Network (“CTV”). The “speciality and pay” sector includes speciality television services, such as Showcase, TSN (owned by CTV) , and Sportsnet (owned by Rogers Communications Inc), which provide special interest programming including news, sports, arts, lifestyle and entertainment programming.

The Global Television Network reaches approximately 98% of the total broadcast market in Canada through 12 over-the-air (“OTA”) conventional television stations. The Speciality television services owned and operated in the Media division include a leading portfolio of 19 channels, including Showcase, HGTV Canada, Food Network Canada, Slice and TVtropolis. The Company also has an interest in various non-operated channels including two French language speciality television services and three English language speciality television services.

The following table sets forth all of the Speciality services in which the Company holds an interest:

Speciality Services Operated	% Equity Interest

Showcase	100%
Slice	100%
History Television	100%
HGTV Canada	67%
Food Network Canada	51%
Showcase Action	100%
Showcase Diva	100%
National Geographic Canada	50%
BBC Canada	50%
BBC Kids	50%
Discovery Health Canada	100%
IFC Canada	100%
DIY	67%
TVtropolis	67%
MovieTime	100%
DejaView	100%
Fox Sports World Canada	100%
Mystery	50%
Global Reality	100%

Speciality Services Not Operated	% Equity Interest

Historia	50%
Series+	50%
ONE: The Body, Mind and Spirit Channel	38%
Dusk	49%
Men TV	49%

D.	Seasonality and other additional information concerning the business

(a)	Seasonality and customer dependency
Although financial results of the Cable and Satellite business segments are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. For example, the Cable segment typically experiences the highest levels of subscriber growth during the first quarter as post-secondary students return to school, customers return from vacation or

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

reconnect cable in anticipation of the new television season. Correspondingly, subscriber growth tends to be lower or negative in the third and fourth quarters as the school year ends, vacation period begins and the television season ends. Subscriber growth in the Satellite business segment is also affected by vacation schedules as customers reconnect and disconnect DTH services at summer homes. Further, customers who vacation in warmer climates during the winter months may also connect and reconnect DTH or cable services on a seasonal basis. New subscriber activations may also be positively affected by the Christmas holiday season. While subscriber activity is generally subject to these seasonal fluctuations, it may also be affected by competition and varying levels of promotional activity undertaken by the Company. Shaw’s Cable and Satellite businesses generally are not dependent upon any single customer or upon a few customers.

The Media segment financial results are subject to fluctuations throughout the year due to, among other things, seasonal advertising and viewing patterns. In general, advertising revenues are higher during the fall (Q1) and lower during the summer months (Q4), and expenses are more evenly incurred throughout the year.

(b)	Environmental matters
Shaw has not made, and does not anticipate making, any significant capital expenditures to comply with environmental regulations. Such regulations have not had, and are not expected to have, a material effect on the Company’s earnings or competitive position.

(c)	Foreign operations
Shaw does not have material foreign assets or operations.

Shaw Business Solutions U.S. Inc., a wholly-owned subsidiary of the Company, has entered into an indefeasible right of use (“IRU”) with respect to a portion of a United States fibre network and owns certain other fibre and facilities in the United States. Shaw Business Solutions U.S. Inc. commenced revenue-generating operations in the United States in 2002. Its revenues for the year ended August 31, 2010 were not material.

(d)	Employees
As at August 31, 2010, the Company employed approximately 11,000 persons. After the acquisition of the Media segment in October 2010 the Company employs approximately 13,000 persons.

E.	Government regulations and regulatory developments

Substantially all of the Corporation’s business activities are subject to regulations and policies established under various Acts (Broadcasting Act (Canada) (“Broadcasting Act”), Telecommunications Act (Canada) (“Telecommunications Act”), Radiocommunication Act (Canada) (“Radiocommunication Act”) and Copyright Act (Canada) (“Copyright Act”)). Broadcasting and telecommunications are generally administered by the CRTC under the supervision, respectively, of the Department of Canadian Heritage (Canadian Heritage) and Department of Industry (Industry Canada).

Pursuant to the Broadcasting Act, the CRTC is mandated to supervise and regulate all aspects of the broadcasting system in a flexible manner. The Broadcasting Act requires broadcast distribution undertakings (“BDUs”) to give priority to the carriage of Canadian services and to provide efficient delivery of programming services. The Broadcasting Act also sets out requirements for television broadcasters with respect to Canadian content. Shaw’s businesses are dependent upon licenses (or operate pursuant to an exemption order) granted and issued by the CRTC and Industry Canada.

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Under the Telecommunications Act the CRTC is responsible for ensuring that Canadians in all regions of Canada have access to reliable and affordable telecommunication services of high-quality. The CRTC has the authority to forbear from regulating certain services or classes of services provided by a carrier if the CRTC finds that there is sufficient competition for that service to protect the interests of users. All of Shaw’s telecommunication retail services have been forborne from regulation and are not subject to price regulation. However, regulations do impact certain terms and conditions under which these services are provided.

The technical operating aspects of the Corporation’s businesses are also regulated by technical requirements and performance standards established by Industry Canada, primarily under the Telecommunications Act and the Radiocommunication Act.

Pursuant to the Copyright Act the Copyright Board of Canada oversees the collective administration of copyright royalties in Canada including the review and approval of copyright tariff royalties payable to copyright collectives by BDUs.

The sections below include a more detailed discussion of various regulatory matters and recent developments specific to Shaw’s businesses.

Licensing and ownership
For each of its cable, DTH and SRDU undertakings, the Corporation holds a separate broadcasting license or is exempt from licensing. The broadcasting licenses have generally been issued for terms of up to seven years. In August 2008, the majority of the Corporation’s licensed cable undertakings were renewed by the CRTC for a two-year period ending August 31, 2010, which were subsequently extended to November 30, 2010. Shaw has filed renewal applications for full-term, seven year license renewals. A license renewal hearing was held in late September 2010 and the decision is expected in November 2010. The licenses of the Corporation’s DTH and SRDU undertakings are valid until August 31, 2011. Shaw has never failed to obtain a license renewal for its cable, DTH or SRDU undertakings. In early September 2009, the Company was granted AWS licenses for ten year terms.

The Company also holds a separate license for each of its conventional OTA television stations and each specialty service. These CRTC broadcasting licenses must be renewed from time to time and cannot be transferred without regulatory approval. The majority of the Corporation’s licenses for its OTA television stations and specialty services expire August 31, 2011. As currently scheduled, Shaw will file a group renewal application for all of its conventional OTA television stations and specialty stations in late calendar 2010, with an anticipated CRTC public hearing to follow in early 2011. This public proceeding will determine the various conditions of license, commitments, and expectations attached to each license over the next license period. More generally, it will determine the percentage of broadcast group revenue that must be allocated to Canadian programming.

Rate regulation
All of the Corporation’s cable undertakings have been rate deregulated by the CRTC with respect to the provision of basic cable service. Rates for the provision of basic service by all other types of licensed and exempt systems, including the DTH undertaking, are not rate regulated.

The potential for new or increased fees through regulation
Effective September 1, 2009, each licensed BDU contributes 1.5% of its gross revenues derived from Broadcasting to the Local Programming Improvement Fund (“LPIF”) to support local television stations operating in non-metropolitan markets. The CRTC has indicated that it will

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consider the appropriate long-term provisions for the LPIF. Exempt systems are not required to contribute to LPIF.

In October 2008, the CRTC announced a change in its policy regarding the delivery of distant signals by licensed BDUs. Under the new policy, licensed cable BDUs must obtain the consent of an over-the-air broadcaster to deliver its signal in a distant market. DTH distribution undertakings can distribute a local over-the-air television signal without consent within the province of origin, but must obtain permission to deliver the over-the-air television signal beyond the province of origin unless the DTH distribution undertaking is required to carry the signal on its basic service. The CRTC determined in its 2008 policy that broadcasters and licensed BDUs should negotiate the terms of distant delivery but provided for arbitration where an agreement cannot be reached.

Subsequent to the 2008 policy, certain broadcasters requested a requirement that DTH distribute all local stations and that such distribution be limited to the local transmission area of each station, subject to negotiation between DTH licensees and broadcasters. The CRTC is currently conducting a policy proceeding to consider the issue further. Pursuant to this proceeding, the CRTC could introduce requirements that DTH licensees provide additional carriage or negotiated compensation to broadcasters.

In July 2009 the CRTC initiated a proceeding to explore the policy governing the licensing of conventional television services and a number of related issues (the “Television Licensing Policy Hearing”). As part of that proceeding, the CRTC reviewed certain aspects of the regulation of BDUs in connection with their distribution of over-the-air television stations.

On September 17, 2009, the Governor in Council (Federal Cabinet) issued an Order in Council requesting that the CRTC hold hearings on the implications and the advisability of implementing an over-the-air television signal carriage compensation regime, and to issue a report to the Government providing recommendations that take into account the impact that a signal carriage compensation regime would have on consumers and affordable access to broadcast programming, and the impact of any such regime on the communications industry as it adapts to the digital communications environment. In response, the CRTC initiated an additional proceeding to consider these issues that commenced December 7, 2009 (the “Signal Compensation Hearing”).

Further to the Television Licensing Policy Hearing and the Signal Compensation Hearing, in March 2010 the CRTC introduced a new regime to allow privately-owned local television stations to negotiate a value for the distribution of their programming with cable and satellite companies. The CRTC is uncertain as to its authority to implement this regime and is seeking clarification of its jurisdiction to do so under the Broadcasting Act, by reference of the matter to the Federal Court of Appeal. In September 2010 the Federal Court of Appeal heard the arguments of the affected parties. Depending on the decision of the Court or any subsequent appeal, it is possible that a negotiated monetary and/or non-monetary compensation regime could arise.

In addition, further to the Television Licensing Policy Hearing, the Commission indicated that it would examine the issue of whether the uplink and transport services provided by satellite service providers should be regulated. It is possible that the Commission could, subsequent to licensing decisions issued and subsequent to hearings, decide to regulate such services. In this event, it is also possible that the Commission could impose new regulatory fees or charges upon this business.

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Access rights
Shaw’s cable systems require access to support structures, such as poles, strand and conduits of telecommunication carriers and electric utilities, in order to deploy cable facilities. Under the Telecommunications Act the CRTC has jurisdiction over support structures of telecommunication carriers, including rates for third party use. The CRTC is currently considering the rates for third party use of telecommunication carrier support structures and could approve an increase in these rates.

Part II fees
The CRTC collects several different fees from broadcast licensees, including fees collected under Part II of the Broadcasting License Fee Regulations (the “Part II fees”). In 2003 and 2004, Part II fees were challenged in the Federal Court on the grounds that the fees are taxes rather than regulatory charges, and that regulations authorizing them are unlawful. In December 2006, the Federal Court ruled that the Part II fees were an illegal tax. Both the Crown and the original applicants to the Federal Court appealed the case to the Federal Court of Appeal, which on April 28, 2008 overturned the Federal Court and ruled that Part II fees are valid regulatory charges. Leave to appeal the Federal Court of Appeal decision was granted on December 18, 2008 by the Supreme Court of Canada and a hearing date of October 19, 2009 was set for the appeal.

On October 7, 2009, the Government of Canada and appellants in the Supreme Court of Canada proceeding announced that they had entered into an agreement whereby parties to whom the Part II fees applied agreed to discontinue their appeal to the Supreme Court (including the claim for the recovery of Part II fees paid since 1998). The Government agreed that it would not seek amounts owing by the industry to the end of the last fiscal year (2007, 2008 and 2009) which had not been collected while the issue was being appealed in the Courts, and the Government would recommend that the CRTC develop a new, forward-looking fee regime to replace the Part II fees that would be capped at $100 million per year, indexed to inflation, for the broadcasting industry. The Notice of Discontinuance was filed by appellants with the Supreme Court on October 7, 2009.

In December 2009, the CRTC initiated a proceeding calling for comments on proposed amendments to the Broadcasting License Fee Regulations to reflect the out-of-court settlement reached between the Government of Canada and members of the Broadcasting industry in October 2009. In July 2010 the proposed amendments were introduced by the Commission.

Digital Phone, New Media and Internet
Regulation of the incumbent local exchange carriers (“ILECs”), competitors of Shaw’s Digital Phone business, is now largely governed by the current Government’s deregulatory initiatives. Specifically, in December 2006, the Governor in Council directed the CRTC to “rely on market forces to the maximum extent feasible as the means of achieving the telecommunications policy objectives, and when relying on regulation to use measures that are efficient and proportionate to their purpose and that interfere with the operations of competitive market forces to the minimum extent necessary to meet the policy objectives”. Over the past several years this has resulted in numerous forbearance orders being granted to TELUS Corporation (“TELUS”), Manitoba Telecom Services Inc. (“MTS”), BCE Inc. and/or Bell Canada (collectively “Bell”), and SaskTel that cover the majority of Shaw’s operating territory.

The CRTC is currently reviewing the obligations of carriers to provide service and to subsidize the provision of services to customers living in high cost areas. At present, the obligation to serve is limited to local telephone service and applies only to the incumbent telephone companies. All telecommunication service providers are also required to contribute to a fund to subsidize the

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provision of local phone service in high cost areas. It is possible that the Commission could require Shaw to provide local telephone and high-speed broadband services and to extend its facilities to serve unserved areas and customers. It is also possible that the Commission could require Shaw to contribute to an expanded subsidy regime for the provision of high-speed broadband services in addition to local telephone services.

In June 2009 the CRTC issued its decision on “new media” by extending its exemption of the provision of new media undertakings for another five years. It also decided against imposing any regulatory measures, including financial contribution requirements on Internet Services Providers (“ISPs”), to support Canadian new media content.

In August 2009, the CRTC initiated a reference to the Federal Court of Appeal on the legal question of whether the Broadcasting Act applies to ISPs. Shaw participated in the Federal Court of Appeal Reference on June 1, 2010 and submitted that ISPs are not subject to the Broadcasting Act. In July 2010 the Federal Court of Appeal issued a decision finding that the Broadcasting Act does not apply to ISPs. Leave to appeal that decision to the Supreme Court of Canada is now being sought by certain cultural groups. If the Broadcasting Act is found to apply to ISPs, the CRTC could seek to introduce regulatory measures in support of Canadian content on ISPs.

In October 2009 the CRTC issued its regulatory framework governing the internet traffic management practices (“ITMPs”) of ISPs. The new framework recognizes that some measures are required to manage Internet traffic on ISP networks. ISPs may continue to apply appropriate ITMPs with no requirement for prior CRTC approval. Shaw will not be prevented from using its existing ITMPs. Under the new framework, ISPs are required to inform consumers of their ITMPs and are encouraged to give preference to ITMPs based on economic measures. The CRTC has also adopted special rules which require that ISPs do not use ITMPs to cause competitive harm to their wholesale customers.

Digital transition
In July 2009 the CRTC identified the major markets where it expects conventional television broadcasters to convert their full-power OTA analog transmitters to digital transmitters by August 31, 2011. The conversion from analog to digital is expected to free up spectrum for government auction.

The Corporation expects to have the digital transition completed in all mandatory markets by August 31, 2011 and also currently contemplates converting transmitters in non-mandatory markets during fiscal 2012 through 2016.

Vertical integration proceeding
Historically, the Commission has examined issues arising from vertical integration on a case-by-case basis when assessing change of control applications. In view of increasing industry consolidation and vertical integration, the CRTC recently initiated a review of the regulatory framework relating to vertical integration. A decision pursuant to this proceeding is expected in the summer of 2011.

The Commission recognizes that vertical integration can be beneficial and that it also has potential to enable preferential treatment. Accordingly, the CRTC will consider the need for new safeguards in addition to various regulatory mechanisms that already exist. One central issue will be the distribution of programming on an exclusive basis over both traditional distribution media and new media, including mobile. To the extent that any new safeguards are introduced, these could impact efficiencies made possible by the Corporation’s vertically integrated structure.

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Commission approval of Shaw’s acquisition of Canwest
On October 22, 2010 the CRTC approved Shaw’s acquisition of control of Canwest’s broadcasting business (now referred to as Shaw Media) and its OTA stations and Specialty services. In issuing its approval, the Commission approved the Corporation’s proposed tangible benefits package of $180.1 million on a transaction valued at approximately $2.0 billion. The Corporation’s benefits commitment will be directed primarily to the production of Canadian television and new media content (including new local news in several markets) for use by Shaw Media services, as well as conversion of Shaw Media’s broadcast transmitters to digital in small markets.

Limits on non-Canadian ownership and control for broadcasting undertakings
Non-Canadians are permitted to own and control, directly or indirectly, up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the licensee may be owned and controlled, directly or indirectly, by non-Canadians. As well, the chief executive officer (CEO) and not less than 80% of the board of directors of the licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level. Neither the holding company nor the licensee may be controlled in fact by non-Canadians, a question of fact that is under the jurisdiction of the CRTC.

The same restrictions apply to Canadian carriers pursuant to the Telecommunications Act and associated regulations, except that there is no requirement that the CEO be a resident Canadian. The same restrictions are also contained in the Radiocommunication Act and associated regulations. Shaw must file a foreign ownership compliance report annually with the CRTC confirming that it meets the Canadian ownership requirements for Canadian carriers.

The Corporation’s Articles contain measures to ensure the Corporation is able to remain compliant with applicable Canadian ownership requirements and its ability to obtain, amend or renew a license to carry on any business.

In June 2010 the Minister of Industry initiated a public consultation on foreign investment restrictions in the telecommunications sector with the goal of encouraging investment, innovation and competition. The consultation paper released presented three options for consideration: (1) increase the limit for direct foreign investment in broadcasting and telecommunications carriers to 49 percent; (2) lift restrictions on telecommunications carriers with a 10-percent market share or less, by revenue, or (3) remove telecommunications restrictions completely. Shaw participated in the consultation and has expressed support for an increase of direct foreign investment limits for broadcasting undertakings to 49% in order to ensure competitive parity among all participants in the broadcasting and telecommunications industries. The Minister of Industry is expected to report on the result of the consultation. It is possible that the consultation and report could lead to proposed legislative changes.

F.	Key performance drivers

Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

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FINANCIAL MEASURES:

i)	Service revenue
Service revenue is a measurement determined in accordance with Canadian and US generally accepted accounting principles (“GAAP”). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Service revenue is net of items such as trade or volume discounts and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP measures have not been presented as an alternative to net income or any other measure of performance or liquidity prescribed by Canadian or US GAAP. The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.

ii)	Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Consolidated Statements of Income and Retained Earnings (Deficit). It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.

Relative increases period over period in service operating income before amortization and in operating margin are indicative of the Company’s success in delivering valued products and services to its customers in a cost-effective manner.

iii)	Free cash flow
The Company uses free cash flow as a measure of the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

($000’s Cdn)	2010	2009(3)	2008(3)

Cable free cash flow(1)	366,054	344,457	308,031
Satellite free cash flow(2)	149,086	161,618	147,293

Consolidated free cash flow	515,140	506,075	455,324

(1)	The reconciliation of free cash flow for cable is provided on page 51.

(2)	The reconciliation of free cash flow for satellite is provided on page 55.

(3)	Free cash flow for 2009 and 2008 have not been restated to exclude stock based compensation. Cable free cash flow for 2009 and 2008 has been restated from $342,798 and $305,338 respectively, for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See new accounting standards on page 31.

Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable on income, capital expenditures (on an accrual basis) and

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equipment costs (net). All of the line items used in the free cash flow calculation are as reported on a segmented basis in the Company’s Note 15 to the Consolidated Financial Statements. Segmented service operating income before amortization, which is the starting point of the free cash flow calculation, excludes the profit from satellite services equipment which is recognized as an amortization line element in the income statement. As a result, equipment profit from satellite services is subtracted from the calculation of segmented capital expenditures and equipment costs (net).

Commencing in 2009, for the purposes of determining free cash flow, the Company revised its calculation of capital expenditures (on an accrual basis) to net proceeds on capital dispositions. Historically, the proceeds received on the sale of property, plant and equipment were not included in the free cash flow calculation as they were generally nominal. These have become more significant as the Company consolidates its operating groups at the new campus style facility in Calgary, disposes of redundant assets, and replaces various operating assets as it continues to upgrade and improve competitiveness.

Commencing in 2010, for purposes of determining free cash flow, the Company has excluded stock-based compensation expense, reflecting the fact that it is not a reduction in the Company’s cash flow. This practice is more in line with the Company’s North American peers who also report a calculation of free cash flow.

STATISTICAL MEASURES:
Subscriber counts, including penetration and bundled customers
The Company measures the count of its customers in Cable and DTH (Shaw Direct). Basic cable subscribers include residential customers, multiple dwelling units (“MDUs”) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in his or her rent. Each building site of a commercial customer (e.g., hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Digital customers include the count of Basic subscribers with one or more active DCTs. Internet customers include all modems on billing plus pending installations and Digital Phone lines includes all phone lines on billing plus scheduled installations due to the growth nature of these products. All subscriber counts exclude complimentary accounts but include promotional accounts.

Cable measures penetration for basic services as a percentage of homes passed and, in the case of all other services, as a percentage of Basic customers.

Shaw Direct measures its count of subscribers in the same manner as Cable counts its Basic customers, except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection.

Subscriber counts and penetration statistics measure market share and also indicate the success of bundling and pricing strategies.

G.	Critical accounting policies and estimates

The Company prepared its Consolidated Financial Statements in accordance with Canadian GAAP. An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 1 to the Consolidated Financial

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Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under GAAP and how they affect the amounts reported in the Consolidated Financial Statements and notes. It also describes significant accounting policies where alternatives exist. In addition, within the critical accounting policies and estimates, Canadian-US GAAP differences are identified where they exist. Refer to Note 22 to the Consolidated Financial Statements for a complete reconciliation of Canadian-US GAAP differences. Following is a discussion of the Company’s critical accounting policies:

i)	Revenue and expense recognition
Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses.

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate units of accounting; therefore, these revenue streams are assessed as an integrated package.

Subscriber connection fee revenue
Connection fees have no stand alone value to the customer separate and independent of the Company providing additional subscription services, therefore the connection fee revenue must be deferred and recognized systematically over the periods that the subscription services are earned. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered its customer churn rate and other factors, such as competition from new entrants, to determine the deferral period of two years. Under US GAAP, connection revenues are recognized immediately to the extent of related costs, with any excess deferred and amortized.

Customer premise equipment revenue
Customer premise equipment available for sale, which generally includes DCT and DTH equipment, has no stand alone value to the customer separate and independent of the Company providing additional subscription services. Therefore the equipment revenue must be deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the equipment revenue commences once the subscriber service is activated. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered various factors including customer churn, competition from new entrants, and technology changes to determine the deferral period of two years.

In conjunction with equipment revenue, the Company also incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered subscription service included in the multiple deliverable arrangement. Under CICA Handbook Section 3031 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of two years, consistent with the recognition of the related equipment revenue. The equipment and installation costs generally exceed the amounts received from

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customers on the sale of equipment (the equipment is sold to the customer at a subsidized price). The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention. Under US GAAP, the Company is required to expense this excess immediately.

Shaw Tracking equipment revenue
Shaw Tracking equipment revenue is recognized over the period of the related service contract for airtime, which is generally five years.

In conjunction with Shaw Tracking equipment revenue, the Company incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered tracking service included in the multiple deliverable arrangement. Under CICA Handbook Section 3031 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of five years, consistent with the recognition of the related tracking equipment revenue.

Shaw Business Solutions
The Company also receives installation revenues in its Shaw Business Solutions operation on contracts with commercial customers which are deferred and recognized as service revenue on a straight-line basis over the related service contract, generally spanning two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

Subscriber connection and installation costs
The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.

Income statement classification
The Company distinguishes amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning two to five years. As a result, the amortization of deferred equipment revenue and deferred equipment costs are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company also segregates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment at the commencement of the customer relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

ii)	Allowance for doubtful accounts
The majority of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves

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credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of subscriber accounts and collections will increase or decrease bad debt expense.

iii)	Property, plant and equipment and other intangibles – capitalization of direct labour and overhead
As outlined in the CICA Handbook, the cost of property, plant and equipment and other intangibles includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they are directly attributable to the acquisition, construction, development or betterment of the networks or other intangibles. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Direct labour and overhead costs are capitalized in three principal areas:

1.	Corporate departments such as engineering and information technology (“IT”): Engineering is primarily involved in overall planning and development of the cable/Internet/Digital Phone and Wireless infrastructure. Labour and overhead costs directly related to these activities are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. Over the past several years the IT department has devoted considerable efforts towards the development of systems to support Digital Phone and projects related to new customer management, billing and operating support systems. Most recently the IT department also commenced activities related to the Wireless infrastructure build. Labour costs directly related to these and other projects are capitalized.

2.	Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/Internet/Digital Phone infrastructure: Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, projects such as new subdivision builds, increasing network capacity for Internet, Digital Phone and VOD by reducing the number of homes fed from each node, and upgrades of plant capacity.

3.	Subscriber-related activities such as installation of new drops and Internet services. The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (i.e., wiring, filters, software, etc.) which enhance the service potential of the distribution system through the ability to earn future service revenues. Costs associated with service calls, collections, disconnects and reconnects that do not involve the installation of a capital asset are expensed.

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

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The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, almost all labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split; however, such analysis is subject to overall reasonability checks on the percentage capitalization based on known capital projects and customer growth.

iv)	Property, plant and equipment – capitalization of interest
As permitted by Canadian GAAP, the cost of an item of property, plant and equipment that is acquired, constructed, or developed over time may include carrying costs, such as interest, which is directly attributable to such activity. Shaw does not capitalize interest on the construction of its own assets. Under US GAAP, interest costs are required to be capitalized as part of the cost of certain qualifying assets during the period of construction.

v)	Depreciation policies and useful lives
The Company depreciates the cost of property, plant and equipment and other intangibles over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company might have to shorten the estimated life of certain property, plant and equipment or other intangibles which could result in higher depreciation expense in future periods or an impairment charge to write down the value of property, plant and equipment or other intangibles.

vi)	Intangibles
The excess of the cost of acquiring cable and satellite businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights which represent identifiable assets with indefinite useful lives.

Broadcast rights are comprised of broadcast authorities including licenses and exemptions from licensing that allow access to homes and subscribers in a specific area that are identified on a business combination with respect to the acquisition of shares or assets of a broadcast distribution undertaking.

The Company has concluded that the broadcast rights have indefinite useful lives since there are no legal, regulatory, contractual, economic or other factors that would prevent the Company’s license renewals or limit the period over which these rights will contribute to the Company’s cash flows. Goodwill and broadcast rights are not amortized but assessed for impairment on an annual basis in accordance with CICA Handbook Section 3064 “Goodwill and Intangible Assets” and FASB Accounting Standards Codification section 350 – “Intangibles – Goodwill and Other”. The Company periodically evaluates the unit of account used to test for impairment of the broadcast

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rights to ensure testing is performed at the appropriate level. The Company has identified two reporting units that have remained unchanged for a period exceeding 5 years:

•	Cable systems
•	DTH and satellite services

During 2010 the Company commenced wireless activities and identified this as a separate reporting unit. AWS licenses are required to operate a wireless system in Canada. The AWS licenses have indefinite lives and are subject to an annual review for impairment by comparing the estimated fair value to the carrying amount.

Other intangibles mainly include software that is not an integral part of the related hardware. Other intangibles are amortized on a straight line basis over their estimated useful lives ranging from four to ten years.

vii)	Asset impairment
Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of the reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of the impairment loss.

The impairment test for other intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. The Company estimates the fair value of intangible assets not subject to amortization using a discounted cash flow (“DCF”) analysis. Significant judgements are inherent in this analysis including estimating the amount and timing of the cash flows attributable to the broadcast rights and the AWS licenses, the selection of an appropriate discount rate, and the identification of appropriate terminal growth rate assumptions. In this analysis the Company estimates the discrete future cash flows associated with the intangible asset for 5 years and determines a terminal value. The future cash flows are based on the Company’s estimates of future operating results, economic conditions and the competitive environment. The terminal value is estimated using both a perpetuity growth assumption and a multiple of service operating income before amortization. The discount rates used in the analysis are based on the Company’s weighted average cost of capital and an assessment of the risk inherent in the projected cash flows. In analyzing the fair value determined by the DCF analysis the Company also considers a market approach determining a fair value for each unit and total entity value determined using a market capitalization approach.

The Company tests goodwill and indefinite-lived intangible assets for impairment annually during the third quarter, or more frequently if events or changes in circumstances warrant. The Company performed an interim impairment test in December 2008 due to continued changes in economic conditions and prompted by impairments of goodwill and intangible assets in the global telecommunications industry, in addition to the annual impairment test as at March 1, 2009. The prior year impairment tests indicated that the estimated fair value of the Cable systems reporting unit and DTH and Satellite services unit exceeded their carrying value by a significant amount and no impairment had occurred. The annual impairment test for the current year was conducted as at March 1, 2010 and the fair value of the reporting units continued to exceed their carrying value by a significant amount. The Company also conducted an impairment test on its wireless assets utilizing the Greenfield Approach as at March 1, 2010. The fair value of the wireless assets exceeded their carrying amount. A hypothetical decline of 10% and 20% in the fair value of

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the broadcast rights for each reporting unit or wireless assets as at March 1, 2010 would not result in any impairment loss. Further, any changes in economic conditions since the impairment testing conducted as at March 1, 2010 do not represent events or changes in circumstance that would be indicative of impairment at August 31, 2010.

Significant estimates inherent to this analysis include discount rates and the terminal value. At March 1, 2010, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal Value
			Terminal Service
			Operating Income
			before Amortization
	Discount Rate	Terminal Growth Rate	Multiple

Cable systems	9.0%	2.0%	5.5	x
DTH and satellite services	11.0%	1.5%	5.0	x
Wireless assets	12.0%	2.0%	5.5	x

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the third quarter, in the Cable reporting unit an increase in the discount rate of 1% would cause the fair value to decline by less than 13%, a 1% decrease in the terminal growth rate would cause the fair value to decline by less than 10%, and a 0.5 times reduction in the terminal service operating income before amortization multiple would cause the fair value to decline by less than 7%. With respect to the DTH and Satellite services reporting unit, an increase in the discount rate of 1% would cause the fair value to decline by less than 10%, a 1% decrease in the terminal growth rate would cause the fair value to decline by less than 7%, and a 0.5 times reduction in the terminal service operating income before amortization multiple would cause the fair value to decline by less than 7%. With respect to wireless assets, an increase in the discount rate of 1% would cause the fair value to decline by less than 35%, a 1% decrease in the terminal growth rate would cause the fair value to decline by less than 19%, and a 0.5 times reduction in the terminal service operating income before amortization multiple would cause the fair value to decline by less than 16%.

	Carrying amount
	2010	2009
	$	$

Broadcast rights
Cable systems	4,078,021	3,833,021
DTH and satellite services	983,132	983,132

	5,061,153	4,816,153
Goodwill
Non-regulated satellite services	88,111	88,111
Cable system	81,032	–

	169,143	88,111
Wireless spectrum licenses	190,912	–

Net book value	5,421,208	4,904,264

viii)	Employment benefit plans
Shaw has a defined benefit pension plan for key senior executives. The amounts reported in the financial statements relating to the defined benefit pension plan are determined using actuarial valuations that are based on several assumptions. The valuation uses management’s assumptions

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for the discount rate, rate of compensation increase, and expected average remaining years of service of employees. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The Company accounts for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plan. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is usually based on the yield on long-term, high-quality corporate fixed income investments and is determined at the end of every year. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

	Accrued Benefit
	Obligation at	Pension Expense
	End of Fiscal 2010	Fiscal 2010

Discount Rate	5.75%	6.75%
Impact of: 1% decrease ($000’s Cdn)	56,480	4,950

ix)	Future income taxes
The Company has recognized future income tax assets in respect of its losses and losses of certain of its subsidiaries. Realization of future income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of future income tax assets based on forecasts of taxable income of future years and based on the ability to reorganize its corporate structure to accommodate use of tax losses in future years. Assumptions used in these taxable income forecasts are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

x)	Commitments and contingencies
The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Contractual and other commercial obligations primarily relate to network fees and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and lease of premises in the normal course of business. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

H.	Related party transactions

Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, comprised of independent directors. The following sets forth certain transactions in which the Company is involved.

Normal course transactions
The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
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Corus Entertainment Inc. (“Corus”)
The Company and Corus are subject to common voting control. During the year, network, advertising and programming fees were paid to various Corus subsidiaries. The Company provided cable system distribution access, administrative services, uplinking of television signals and Internet services and lease of circuits to various Corus subsidiaries. In addition, the Company provided Corus with television advertising spots in return for radio and television advertising.

Burrard Landing Lot 2 Holdings Partnership
The Company has a 33.33% interest in the Partnership. During the current year, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations.

CW Media
The Company exercised significant influence over CW Media with its 49.9% ownership as of May 3, 2010. Since May 2010, network fees were paid to CW Media. In addition, the Company provided uplink of television signals to CW Media.

I.	New accounting standards

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in Canadian accounting pronouncements. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policy. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices.

The following policies were adopted in fiscal 2010:

i)	Goodwill and intangible assets
In 2010, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As a result, connection costs that had been previously deferred and amortized, no longer meet the recognition criteria for intangible assets. In addition, the new standard requires computer software, that is not an integral part of the related hardware, to be classified as an intangible asset.

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The provisions of Section 3064 were adopted retrospectively with restatement of prior periods. The impact on the Consolidated Balance Sheets as at August 31, 2010 and August 31, 2009 and on the Consolidated Statements of Income and Retained Earnings (Deficit) for the year ended August 31, 2010, 2009 and 2008 is as follows:

	Increase (decrease)
	August 31, 2010	August 31, 2009
	$	$

Consolidated balance sheets:
Property, plant and equipment	(156,469)	(105,180)
Deferred charges	(4,266)	(3,383)
Intangibles	156,469	105,180
Future income taxes	(1,077)	(863)
Retained earnings	(3,189)	(2,520)

Decrease in retained earnings:
Adjustment for change in accounting policy	(2,520)	(3,756)
Increase (decrease) in net income	(669)	1,236

	(3,189)	(2,520)

	Year ended August 31,
	2010	2009	2008
	$	$	$

Consolidated statements of income:
Decrease (increase) in operating, general and administrative expenses	(883)	1,659	2,693
Decrease in amortization of property, plant and equipment	33,285	30,774	23,954
Increase in amortization of other intangibles	(33,285)	(30,774)	(23,954)
Decrease (increase) in income tax expense	214	(423)	(1,054)

Increase (decrease) in net income and comprehensive income	(669)	1,236	1,639

Increase (decrease) in earnings per share	–	–	–

The cash outflows for additions to other intangibles have been reclassified from property, plant and equipment and presented separately in the Consolidated Statements of Cash Flows for the year ended August 31, 2010, 2009 and 2008.

ii)	Financial instruments
The Company adopted the amendments to CICA Handbook Section 3862 “Financial Instruments – Disclosures” which enhances disclosures about how fair values are determined, whether those fair values are derived through estimation methods or from objective evidence and about the liquidity risk of financial instruments. The new disclosures are included in note 19 to the Consolidated Financial Statements.

The Company adopted the amendments to CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” which provides additional guidance in respect of impairment of debt instruments and classification of financial instruments. The adoption of this standard had no impact on the Company’s consolidated financial statements.

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August 31, 2010

The following policies will be adopted in future years:

i)	International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The table below outlines the phases involved in the changeover to IFRS.

Phase	Description and status
Impact assessment and planning	This phase includes establishment of a project team and high-level review to determine potential significant differences under IFRS as compared to Canadian GAAP. This phase has been completed and as a result, the Company has developed a transition plan and a preliminary timeline to comply with the changeover date while recognizing that project activities and timelines may change as a result of unexpected developments.
Design and development – key elements	This phase includes (i) an in-depth review to identify and assess accounting and reporting differences, (ii) evaluation and selection of accounting policies, (iii) assessment of impact on information systems, internal controls, and business activities, and (iv) training and communication with key stakeholders.
During 2009, the Company completed its preliminary identification and assessment of accounting and reporting differences. In addition, training was provided to certain key employees involved in or directly impacted by the conversion process.
During the current year, the assessment of the impact on information systems and design phase of system changes have been completed and the implementation phase has commenced. The Company has completed further in-depth evaluations of those areas initially identified as being potential accounting and reporting differences, as well as the evaluation of IFRS 1 elections/exemptions which are discussed below.
Implementation	This phase includes integration of solutions into processes and financial systems that are required for the conversion to IFRS and parallel reporting during the year prior to transition including proforma financial statements and note disclosures. Process solutions will incorporate required revisions to internal controls during the changeover and on an on-going basis.

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In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of the adoption of IFRS at the changeover date. The IASB will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known.

The Company’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. Management is assessing the exemptions available under IFRS 1 and their impact on the Company’s future financial position. On adoption of IFRS, the significant optional exemptions being considered by the Company are as follows:

Exemption	Application of exemption
Business combinations	The Company expects to apply IFRS 3 prospectively from its transition date and elect not to restate any business combinations that occurred prior to September 1, 2010.
Employee benefits	The Company expects to elect to recognize cumulative actuarial gains and losses arising from all of its defined benefit plans as at September 1, 2010 in opening retained earnings.
Borrowing costs	The Company expects to elect to apply IAS 23 “Borrowing Costs” prospectively from September 1, 2010.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Set out below are the key areas where changes in accounting policies are expected that may impact the Company’s consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas management believes to be most significant. However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements. Consequently, management’s analysis of changes and policy decisions have been made based on its expectations regarding the accounting standards that we anticipate will be effective at the time of transition. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. At this stage, management is not able to reliably quantify the impacts expected on the Company’s consolidated financial statements for these differences. Please see the section entitled “Cautionary statement regarding forward-looking statements”.

The following differences between Canadian GAAP and IFRS have been identified that are expected to impact the Company’s financial statements. This is not an exhaustive list of all of the changes that could occur during the transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet

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determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS beginning September 1, 2010.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences from Canadian GAAP, with potential impact for the Company

Presentation of Financial Statements (IAS 1)	IAS 1 requires additional disclosures in the notes to financial statements.

Share-based Payments (IFRS 2)
IFRS 2 requires cash-settled awards to employees be measured at fair value at the initial grant date and re-measured at fair value at the end of each reporting period.

IFRS 2 also requires the fair value of stock-based compensation awards to be recognized using a graded vesting method based on the vesting period of the options.

Business Combinations (IFRS 3R)	IFRS 3R requires acquisition-related and restructuring costs to be expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of contingent consideration classified as a liability is recognized in earnings.

Income Taxes (IAS 12)	IAS 12 recognition and measurement criteria for deferred tax assets and liabilities may differ.

Employee Benefits (IAS 19)
IAS 19 requires past service costs of defined benefit plans to be expensed on an accelerated basis, with vested past service costs immediately expensed and unvested past service costs amortized on a straight line basis until benefits become vested.

IAS 19 has an accounting policy choice that allows the Company to recognize actuarial gains and losses using one of the following methods:

•  in net income using the corridor approach amortized over the expected average remaining working lives,

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•  in net income on a systematic basis for faster recognition, including immediate recognition of all actuarial gains and losses, or

•  to recognize them in other comprehensive income, as they occur.

The Company is currently reviewing the impact of the accounting policy choice for recognition of actuarial gains and losses.

Interests in Joint Ventures (IAS 31)	Although IAS 31 currently permits the use of proportionate consolidation for joint venture interests, proposed changes are expected to be finalized prior to transition to require these interests to be accounted for using the equity method.

Impairment of Assets (IAS 36)	IAS 36 uses a one-step approach for the identification and measurement of impairment of assets. The carrying value of assets is compared to the greater of its fair value less costs to sell and value in use, which is based on the net present value of future cash flows. Impairment of assets, other than goodwill, is reversed in a subsequent period if circumstances change such that the previously determined impairment is reduced or eliminated.

Provisions, Contingent Liabilities and Contingent Assets (IAS 37)	IAS 37 uses a different threshold for recognition of a contingent liability that could impact the timing of when a provision may be recorded.

Intangible Assets (IAS 38)	IAS 38 prohibits the amortization of indefinite-lived intangibles and reinstatement of previous amortization is required.

J.	Known events, trends, risks and uncertainties

The Company is subject to a number of risks and uncertainties which could have a material adverse effect on its future profitability. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The risks and uncertainties discussed below highlight the more important and relevant factors that could significantly affect the Company’s operations. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company. The principal risks include:

•	Competition and technological change, including change in regulatory risks
•	Interest rate, foreign exchange, capital market and economic conditions risks
•	Contingencies

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•	Uninsured risks of loss
•	Reliance on suppliers
•	Programming expenses
•	Unionized labour
•	Holding company structure
•	Control of Shaw by the Shaw family
•	Information systems and internal business processes
•	Dividend payments
•	Acquisitions and other strategic transactions

i)	Competition and technological change
Cable and satellite providers and television broadcasters operate in an open and competitive marketplace. Shaw’s businesses face competition from regulated entities utilizing existing or new communications technologies and from unregulated internet and illegal satellite services. In addition, the rapid deployment of new technologies, services and products has altered the traditional lines between telecommunications, Internet and broadcasting services and expands further the competitive landscape. Shaw may face competition in the future from other technologies being developed or to be developed.

CABLE TELEVISION AND DTH
Shaw’s cable television systems currently compete or may in the future compete with other distributors of video and audio signals, including DTH satellite services, satellite master antenna systems, multipoint distribution systems (“MDS”), other competitive cable television undertakings and telephone companies offering video service. To a lesser extent, Shaw’s cable television systems compete with the direct reception by antenna of unencrypted over-the-air local and regional broadcast television signals. As noted above, Shaw also competes with unregulated internet services, illegal satellite services including grey and black market offerings, and new unregulated video services and offerings available over high-speed internet connections.

MDS delivers television programming by unobstructed line-of-sight microwave transmission to subscribers equipped with special antennae. Since 1995, the CRTC has approved MDS applications of distributors competing with cable television service in given service areas.

Other competitive cable television undertakings are licensed to operate within the authorized service areas of incumbent cable licensees. Novus Entertainment Inc., one of these licensed providers, operates within one of Shaw’s licensed service areas in Vancouver.

Canadian telephone companies are also licensed as BDUs to provide standard and interactive television services. TELUS currently offers Optik TV in large areas of Alberta and British Columbia; SaskTel offers Max TV in Saskatchewan; MTS offers viewers a competitive choice with MTS TV, primarily in Winnipeg, Manitoba, and Bell offers services in parts of Ontario.

Almost all of Shaw’s cable systems are concentrated in major urban markets, having favourable demographics and growth potential, with most of the remainder in smaller clusters, linked via fibre optic distribution systems either to each other or to larger markets. Through this clustering strategy, Shaw maximizes the benefits of operating efficiencies, enabling it to be a low-cost service provider, which is a necessary component in strengthening its competitive position. In addition, Shaw plans to continue to deploy new technologies to increase channel capacity, to expand the range and quality of its services, and to enhance its programming and communication service offerings including, for example, VOD, interactive television, full digital line-ups, HD, Internet and Digital

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Phone. Shaw’s ability to offer its cable and telecommunications services in bundles allows for strong competitive offerings. The Company expects that competition will continue to increase and there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations.

The Shaw Direct DTH business faces a similar competitive environment as cable television companies. Competitors include Bell TV (formerly Bell ExpressVu, the only other licensed DTH satellite service currently operating in Canada), cable television companies, grey and black market satellite service providers and other competitors such as wireless operators, telephone companies and off-air television broadcasters.

DTH delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to via broadcast, cable delivery or lower powered transmissions. DTH services presently provide more channels than some of Shaw’s cable systems and are fully digital. Two licensed operators, Shaw Direct and Bell TV, are currently providing DTH services in Canada. FreeHD Canada was licensed by the CRTC in February 2010 but has not yet begun to provide services. Shaw Direct and Bell TV have achieved considerable customer growth and currently provide service to over 2.9 million subscribers. In addition, grey and black market DTH providers (i.e., providers of US-based digital DTH programming services available in Canada without authorization from the CRTC or from the US DTH providers) also constitute competitive services. The Supreme Court of Canada has ruled that grey and black market DTH providers are violating the Radiocommunication Act, and are therefore providing an illegal service.

INTERNET
There are a number of different types of ISPs offering residential and business Internet access services that compete with Shaw’s Internet services. These include independent basic access service providers (both national and regional), incumbent telephone companies and wireless communications companies and electricity transmission and distribution companies.

Many ISPs provide telephone dial-up Internet access services with typical access speeds of up to 56 kbps per second. Such services are provided by incumbent telephone companies and independent ISPs (mainly through the use of the telephone companies’ facilities and services). According to the 2010 Communications Monitoring Report issued by the CRTC, approximately 5% of all Internet subscribers in Canada use low-speed dial-up access services, while the other 95% use high-speed services.

High-speed Internet access services are principally provided through cable modem and digital subscriber line (“DSL”) technology. High-speed services enable users to transmit and receive text, video, voice and data in digital form at significantly faster access speeds than dial-up access through a regular telephone line. Internet access services through cable modem technology are primarily provided by cable companies, although the CRTC has also authorized third-party ISPs to access cable companies’ facilities to deliver high-speed Internet services. DSL services are principally offered by incumbent telephone companies such as Bell, TELUS, MTS, and SaskTel.

Internet access is also available in select cities in Western Canada through a wireless microwave technology known as WiMAX. This service requires a specialized modem and provides download speeds typically between 512 Kbps and 3 Mbps.

The ISPs have access to cable companies’ facilities to deliver competing Internet access service. Currently, competing ISPs have access to high-speed access services of Shaw pursuant to a third party Internet access tariff. Such third party access services are available in Vancouver, Victoria,

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Calgary, Edmonton, Saskatoon and Winnipeg. To date two ISP’s have subscribed to the tariff. Until such time as an ISP subscribes to the tariff, or in areas where Shaw’s third party Internet access services are not available, Shaw has been directed by the CRTC to allow ISPs to resell cable Internet services at a 25% discount from the retail rate. To date there are also two ISPs using Shaw’s resale services at the resale discount rate.

Although operating in a competitive environment, Shaw expects that consumer desire for Internet access services, generally, and for bandwidth-intensive applications on the Internet (including streaming video, digital downloading and interactive gaming), in particular, will lead to continued growth for high-speed Internet services.

SATELLITE SERVICES
In its Canadian SRDU business, Satellite Services faces competition principally from Bell TV. In February 2010 another company FreeHD Canada was licensed by the CRTC to provide both DTH and SRDU services. FreeHD has not yet commenced service. At August 31, 2010, Satellite Services and Bell TV are the only operating SRDU operators in Canada. Satellite Services also faces competition from the expansion of fibre distribution systems into territories previously served only by SRDU operators. This expansion permits delivery of distant US and Canadian conventional television stations to more remote locations without the use of satellite transmission.

INTERNET INFRASTRUCTURE
Through Shaw Business Solutions, Shaw competes with other telecommunications carriers in providing high-speed broadband communications services (data and video transport and Internet connectivity services) to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Shaw Business Solutions’ competitors include ILECS (such as TELUS and Bell), competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant new competitors.

DIGITAL PHONE
The competitors of Shaw Digital Phone include incumbent telephone companies (such as TELUS, SaskTel, MTS, and Bell), CLECs (such as Rogers Telecom Inc., formerly Sprint Canada Inc.) and non-facilities-based Voice over Internet Protocol (“VoIP”) providers (such as Primus Telecommunications Canada Inc. and Vonage Holdings Corp.).

The ILECs currently control the vast majority of the local telephone services market in Canada. Several of such competitors have larger operational and financial resources than the Corporation and are well established with residential customers in their respective markets.

Numerous forbearance orders have been granted to TELUS, MTS, and SaskTel that cover a large portion of Shaw’s operating territory. As the Corporation continues to expand the digital phone service into new areas, it expects the ILECs will be granted forbearance in those areas as well. These developments may negatively affect the business and prospects of Shaw Digital Phone.

MEDIA
The OTA and Specialty television business and the advertising markets in which they operate are highly competitive. Numerous broadcast and specialty television networks compete for advertising revenues. The CRTC has also substantially increased the number of Specialty television licenses since 2000 which further increases the competition. The Company’s ability to compete

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successfully depends on a number of factors, including its ability to secure popular television programs and achieve high distribution levels. The Company expects that competition will continue to increase and there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations.

IMPACT OF REGULATION
As more fully discussed under Government regulation and regulatory development, substantially all of the Corporation’s business activities are subject to regulations and policies administered by Industry Canada and/or the CRTC. The Corporation’s operations and results can be affected, possibly adversely, by changes in regulations and decisions in connection with regulations and policies, including changes in interpretations or the language of existing regulations by courts, the regulator (the CRTC) or the government. This regulation relates to, among other things, licensing, competition, programming carriage and the potential for new or increased fees.

ii)	Interest rate, foreign exchange, capital market and economic conditions risks
Shaw manages its exposure to floating interest rates and US dollar foreign exchange fluctuation through the use of interest rate and cross-currency exchange agreements or “swaps”. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by financial institutions with Standard & Poor’s (or equivalent) ratings ranging from AA- to A-1.

As at August 31, 2010 Shaw has the following financial exposures at risk in its day-to-day operations:

(a)	Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are:

1.	Banking facilities as more fully described in Note 9 to the Consolidated Financial Statements.

2.	Various Canadian denominated senior notes and debentures with varying maturities issued in the public markets as more fully described in Note 9 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates, while the senior notes are fixed-rate obligations. If required, Shaw utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues.

As at August 31, 2010, 100% of Shaw’s consolidated long-term debt was fixed with respect to interest rates.

(b)	Foreign exchange: As the Company has grown it has accessed US capital markets and in addition, some of the company’s capital expenditures are incurred in US dollars.

As at August 31, 2010 the Company had no US denominated debt outstanding.

As at August 31, 2009 the Company had the following three series of senior notes outstanding that were denominated in US dollars:

•	US $440 million 8.25% senior notes due April 11, 2010,
•	US $225 million 7.25% senior notes due April 6, 2011, and
•	US $300 million 7.20% senior notes due December 15, 2011.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

During October 2009 the Company issued $1.25 billion of senior notes at a rate of 5.65% due 2019. The net proceeds (after issuance at a discount of $4.0 million and underwriting expenses) of approximately $1.24 billion were used to fund the early redemption of the US senior notes detailed above. In conjunction with the redemption of the US senior notes, the Company unwound and settled a portion of the principal component of two of the associated cross-currency interest rate swaps. The Company simultaneously entered into offsetting currency swap transactions for the outstanding notional principal amounts under all the remaining cross-currency interest rate swap agreements.

As previously highlighted, some of the Company’s capital expenditures are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have a material adverse effect on the Company’s cash flows. To mitigate some of the uncertainty with respect to capital expenditures, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2010, the Company entered into forward contracts to purchase US $84.0 million over a period of 12 months commencing in September 2009 at an average exchange rate of 1.1089 Cdn. In addition, the Company had in place long-term forward contracts to purchase US $7.0 million during 2010 at an average rate 1.4078. At August 31, 2010 the Company had forward contracts to purchase US $200.0 million in October 2010 at an average exchange rate of 1.0172 Cdn in respect of the closing of the Canwest acquisition.

Further information concerning the policy and use of derivative financial instruments is contained in Note 1 to the Consolidated Financial Statements.

(c)	Capital markets: The Company requires ongoing access to capital markets to support its operations. Changes in capital market conditions, including significant changes in market interest rates or lending practices, may have a material adverse effect on the Company’s ability to raise or refinance short-term or long-term debt, and thus on its financial position and ability to operate.

(d)	Economic conditions: During 2009 and in early 2010 Canada’s economic growth trended downward reflecting the uncertainty in global financial and equity markets and the slowdown in global economic growth. While the Company believes the Western Canadian market has started to recover, there can be no assurance that these events or any future events caused by volatility in world financial and equity markets or a decline in economic growth will not have an adverse effect on the Company’s business and operating results.

Advertising is particularly impacted by prevailing economic conditions. Changes in economic conditions can affect demand for advertising airtime as well as advertising rates.

iii)	Contingencies
The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although such proceedings cannot be predicted with certainty, management does not expect that the outcome of these matters will have a material adverse effect on the corporation.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

iv)	Uninsured risks of loss
The Company presently relies on two satellites (Anik F2 and Anik F1R) owned by Telesat Canada (“Telesat”) to conduct its DTH and Satellite Services business. The Company owns certain transponders on the Anik F2 and has long-term capacity service agreements in place in respect of transponders on both Anik F1R and Anik F2. As the satellite owner, Telesat maintains insurance policies on each satellite while Shaw funds a portion of the insurance cost such that in the event Telesat recovers insurance proceeds in connection with an insured loss, Shaw will be entitled to receive certain compensation payments from Telesat. The Company expects that Telesat will renew the insurance policies in respect of both satellites and that Shaw will continue to contribute to the cost of these policies while they are in effect.

The Company does not maintain business interruption insurance covering damage or loss to one or more of the satellites used in its DTH and Satellite Services business as it believes the premium costs are uneconomic relative to the risk of satellite failure. Transponder capacity is available to the Company on an unprotected, non-preemptible service level basis, in both the case of the Anik F2 transponders that are owned by Shaw and the Anik F1R and Anik F2 transponders that are secured through service capacity agreements. The Company has priority access to spare transponders on each satellite in the case of interruption, although there is no assurance that such transponders would be available. In the event of satellite failure, service will only be restored as additional capacity becomes available. Restoration of satellite service on another satellite may require repositioning or re-pointing of customers’ receiving dishes. As a result, the customers’ level of service may be diminished or they may require a larger dish. Satellite failure could cause customers to deactivate their DTH subscriptions or otherwise have a material adverse effect on business and results of operations.

Network failures caused by damage by fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events could have a material adverse affect on the business, including customer relationships and operating results. The Company protects its network through a number of measures including physical security, ongoing maintenance and placement of insurance on its network equipment and data centers. The Company self-insures the plant in the cable and Internet distribution system as the cost of insurance is generally prohibitive. The risk of loss is mitigated as most of the cable plant is located underground. In addition, it is likely that damages caused by any one incident would be limited to a localized geographic area and therefore resulting business interruption and financial damages would be limited. Further, the Company has back-up disaster recovery plans in the event of plant failure and redundant capacity with respect to certain portions of the system. In the past, it has successfully recovered from damages caused by natural disasters without significant cost or disruption of service. Although the Company has taken steps to reduce this risk, there can be no assurance that major disruptions will not occur.

v)	Reliance on suppliers
Shaw’s distribution and call center network is connected or relies on other telecommunication carriers and certain utility companies. Any of the events described in the preceding paragraph, as well as labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting these carriers or utilities could also hurt business, including customer relationships and operating results.

The Company sources its customer premise and capital equipment and capital builds from certain key suppliers. While the Company has alternate sources for most of its purchases, the loss of a key supplier could adversely affect the Company in the short term.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

vi)	Programming expenses
Shaw’s programming expenses for Cable and DTH continue to be one of the most significant single expense items. Costs for programming continue to increase, particularly for Sports programming. In addition as the Company adds programming or distributes existing programming to more of the subscriber base programming expenses increase. Although the Company has been successful at reducing the impact of these increases through sale of additional services or increasing subscriber rates, there can be no assurance that this will continue and operating results may be impacted.

In Media one of the most significant expenses is also programming costs. Increased competition in the television broadcasting industry, developments affecting producers and distributors of programming content, changes in viewer preferences and other developments could impact both the availability and cost of programming content. Although the Corporation has processes to effectively manage these costs, programming content may be purchased for broadcasting one to two years in advance, making it more difficult to predict how such content will perform.

vii)	Unionized labour
Approximately 50% of the Media division employees are unionized and are employed under a total of 13 collective agreements represented by three bargaining units. If strikes, lock-outs or other labour disruptions occur, it is possible that they may involve larger numbers of employees and possibly cause a disruption to the Media business.

viii)	Holding company structure
Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, the Company’s ability to meet its financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from proceeds received on the sale of assets. The payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

ix)	Control of Shaw by the Shaw family
As at October 31, 2010 JR Shaw and members of his family and the corporations owned and/or controlled by JR Shaw and members of his family (the “JR Shaw Group”) own approximately 79% of the outstanding Class A Shares of the Company. The Class A Shares are the only shares entitled to vote in all shareholder matters. All of the Class A Shares held by the JR Shaw Group are subject to a voting trust agreement entered into by such persons. The voting rights with respect to such Class A Shares are exercised by the representative of a committee of five trustees. Accordingly, the JR Shaw Group is, and as long as it owns a majority of the Class A Shares will continue to be, able to elect a majority of the Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company’s Class A shareholders.

x)	Information systems and internal business processes
Many aspects of the Company’s business depend to a large extent on various IT systems and software and internal business processes. The Company is subject to risk as a result of potential failures of, or deficiencies in, these systems or processes. Although the Company has taken steps to reduce this risk, there can be no assurance that losses may not occur.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

xi)	Dividend payments
The Company currently pays monthly dividends in amounts approved on a quarterly basis by the Board of Directors. At the current approved dividend amount, the Company would pay approximately $380.0 million in dividends during 2011. While the Company expects to generate sufficient free cash flow in 2011 to fund these dividend payments, if actual results are different from expectations there can be no assurance that the Company will continue dividend payments at the current level.

xii)	Acquisitions and other strategic transactions
The Company may from time to time make acquisitions and enter into other strategic transactions. In connection with these acquisitions and strategic transactions, Shaw may fail to realize the anticipated benefits, incur unanticipated expenses and/or have difficulty incorporating or integrating the acquired business, the occurrence of which could have a material adverse effect on the Company.

II.	SUMMARY OF QUARTERLY RESULTS

		Service
		operating income		Basic	Funds flow
(In $000’s Cdn except per share amounts)	Service	before		earnings	from
Quarter	revenue	amortization(1)(4)	Net income(4)	per share(2)(4)	operations(3)

2010
Fourth	938,872	423,152	121,575	0.28	327,435
Third	943,632	435,822	158,216	0.37	350,810
Second	929,142	424,825	138,712	0.32	358,206
First	905,934	474,952	114,229	0.26	338,952

Total	3,717,580	1,758,751	532,732	1.23	1,375,403

2009
Fourth	872,919	394,900	124,265	0.29	321,319
Third	861,382	395,547	132,151	0.31	356,046
Second	839,144	381,832	156,585	0.37	334,508
First	817,468	368,330	123,474	0.29	311,967

Total	3,390,913	1,540,609	536,475	1.25	1,323,840

(1)	See key performance drivers on page 21.
(2)	Diluted earnings per share equals basic earnings per share except for the second quarter of 2009 where diluted earnings per share is $0.36.
(3)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the Consolidated Statement of Cash Flows.
(4)	2009 is restated for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See new accounting standards on page 31.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases with the exception of the second and fourth quarters of 2010. In the fourth quarter of 2010, service revenue and service operating income before amortization declined by $4.8 million and $12.7 million, respectively due to customer growth offset by timing of On-Demand events, increased promotional activity and timing of certain expenses including maintenance and costs related to customer growth. Service operating income before amortization decreased by $50.1 million in the second quarter of 2010 due to the impact of the one-time Part II fee recovery of $75.3 million recorded in the previous quarter.

Net income has fluctuated quarter-over-quarter primarily as a result of the growth in service operating income before amortization described above, the impact of the net change in non-operating items such as debt retirement costs, loss on financial instruments, and the impact of corporate income tax rate reductions. Net income declined by $10.0 million in the first quarter of 2010 mainly due to debt retirement costs of $81.6 million in respect of the US senior note redemptions, the loss on financial instruments of $44.6 million, the total of which was partially offset by higher service operating income before amortization of $80.1 million (which includes the impact of the one-time Part II fee recovery of $75.3 million) and lower income taxes of $28.9 million. The lower income taxes were due to lower net income before taxes and an income tax recovery of $17.6 million related to reductions in corporate income tax rates in the first quarter of 2010. Net income increased by $24.5 million in the second quarter of 2010 due to the aforementioned items recorded in the previous quarter and the impact of customer growth, the Mountain Cable acquisition and lower costs including employee related and marketing expenses all of which were partially offset by increased taxes on higher net income before taxes. During the third quarter of 2010, net income increased by $19.5 million mainly due to higher service operating income before amortization and lower amortization. Net income declined by $36.6 million in the fourth quarter of 2010 mainly due to lower service operating income before amortization of $12.7 million and higher amortization expense of $14.7 million. During the second quarter of 2009, the Company recorded a future tax recovery related to reduction in corporate income tax rates which contributed $22.6 million to net income. Net income declined by $24.4 million in the third quarter of 2009 primarily due to the tax recovery recorded in the immediately preceding quarter. The decline in net income in the fourth quarter of 2009 of $7.9 million is mainly due to an increase in amortization expense. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

The following factors further assist in explaining the trend of quarterly service revenue and service operating income before amortization:

Growth in subscriber statistics as follows:

	2010				2009
Subscriber Statistics	First	Second	Third	Fourth	First	Second	Third	Fourth

Basic cable customers	(1,416)	(1,055)	2,322	2,559	9,198	4,273	9,622	6,374
Digital customers	88,259	98,544	87,092	54,946	60,717	106,489	110,810	110,501
Internet customers	36,242	26,735	25,661	21,374	31,152	26,130	24,625	27,376
Digital Phone lines	61,461	54,922	66,123	51,896	56,597	50,848	54,633	55,708
DTH	1,097	1,071	1,856	831	448	3,657	1,580	2,728

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

Significant acquisitions

•	The acquisition of the Hamilton cablesystem serving approximately 41,000 Basic cable customers, including 24,000 Digital subscribers, 30,000 Internet subscribers and 32,000 Digital Phone lines was completed in the first quarter of fiscal 2010. In 2010 this system generated service operating income before amortization of approximately $25.0 million.

III.	RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2010 CONSOLIDATED RESULTS

				Change
				2010	2009
(In $000’s Cdn except per share amounts)	2010	2009	2008	%	%

Operations:
Service revenue	3,717,580	3,390,913	3,104,859	9.6	9.2
Service operating income before amortization(1)(3)	1,758,751	1,540,609	1,410,929	14.2	9.2
Service operating margin(1)(4)	47.3%	45.4%	45.4%
Funds flow from operations(2)	1,375,403	1,323,840	1,222,895	3.9	8.3
Net income(3)	532,732	536,475	673,201	(0.7)	(20.3)
Free cash flow(1)	515,140	506,075	455,324	1.8	11.1
Balance sheet:
Total assets	10,153,965	8,934,686	8,352,759
Long-term financial liabilities (including current portion)
Long-term debt	3,982,228	3,150,488	2,707,043
Derivative instruments	86,222	465,610	520,205
Other long-term liability	291,500	104,964	78,912

	4,359,950	3,721,062	3,306,160
Per share data:
Income per share – basic	$1.23	$1.25	$1.56
Income per share – diluted(3)	$1.23	$1.25	$1.55
Weighted average number of participating shares outstanding during period (000’s)	432,675	429,153	431,070
Cash dividends paid per share
Class A	0.858	0.818	0.702
Class B	0.860	0.820	0.705

(1) See key performance drivers on page 21.

(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.
(3)	2009 and 2008 have been restated as a result of the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. For 2009, Service operating income before amortization, Net income and Diluted earnings per share have been restated from $1,538,950, $535,239 and $1.24, respectively. For 2008, Service operating income before amortization and Net income have been restated from $1,408,236 and $671,562, respectively. See new accounting standards on page 31.
(4)	Operating margin adjusted to exclude the one-time CRTC Part II recovery for 2010 would be 45.3%.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

Highlights

•	Net income was $532.7 million for the year compared to $536.5 million in 2009 and $673.2 million in 2008.
•	Earnings per share were $1.23 compared to $1.25 in 2009 and $1.56 in 2008.
•	Service revenue for the year improved 9.6% to $3.72 billion from $3.39 billion last year and $3.10 billion in 2008.
•	Service operating income before amortization of $1.76 billion was up 14.2% over last year’s amount of $1.54 billion and $1.41 billion in 2008.
•	Consolidated free cash flow increased to $515.1 million from $506.1 million in 2009 and $455.3 million in 2008.
•	During 2010, the Company increased the dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares to an equivalent dividend rate of $0.878 and $0.88 respectively. Dividends paid in 2010 increased almost 6% over 2009 to $372.1 million.
•	The Company repurchased for cancellation 6,100,000 Class B Non-Voting Shares for $118.1 million during 2010.
•	In October 2009 the Company closed a $1.25 billion offering of 5.65% senior notes due October 1, 2019. The net proceeds were used to repay near maturing debt including its US$440 million senior notes, US$255 million senior notes, and US$300 million senior notes.
•	On November 9, 2009, the Company issued $650 million senior notes as a rate of 6.75% due 2039. The net proceeds were used for working capital and general corporate purposes.
•	In April 2010 Shaw announced its intention to move forward on the rollout of its Wireless strategy with planned launches anticipated to commence late in calendar 2011.
•	In May 2010 Shaw announced that it had entered into agreements to acquire 100% of the broadcasting business of Canwest including CW Media, the company that owns the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. The total consideration, including debt assumed, is approximately $2.0 billion.

Revenue and operating expenses

2010 vs. 2009
Consolidated service revenue of $3.72 billion for the year improved 9.6% over last year. The improvement was primarily due to customer growth, including from acquisitions, and rate increases. Consolidated service operating income before amortization was up 14.2% over the comparable period to $1.76 billion. The improvement was due to the revenue related growth, partially offset by higher employee related and other costs associated with the increased subscriber base including marketing and sales activities, as well as the impact of the new LPIF fees. The current twelve month period also benefitted from a one-time CRTC Part II fee recovery. Excluding this one-time recovery, the year-to-date improvement was 9.3%.

Subscriber growth continued in the year. Digital customers were up almost 330,000 subscribers increasing digital penetration of Basic to over 70%, up from 57% at August 31, 2009. A significant milestone was also reached in 2010 as the Company surpassed 1,000,000 Digital Phone lines.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

2009 vs. 2008
Consolidated service revenue of $3.39 billion for 2009 improved 9.2% over 2008. The improvement was primarily due to customer growth and rate increases. Consolidated service operating income before amortization improved 9.2% over the comparable period to $1.54 billion. The increase was driven by the revenue improvements partially offset by higher employee and other costs related to growth.

Throughout 2009 subscriber growth was solid. The Company’s focus on Digital deployment, combined with the consumers increased demand for HDTV, drove record Digital growth during the year. Shaw added over 388,000 new subscribers increasing its Digital penetration of Basic from 40% at August 31, 2008 to almost 57% at August 31, 2009.

Amortization

				Change
				2010	2009
(In $000’s Cdn)	2010	2009	2008	%	%

Amortization revenue (expense) –
Deferred IRU revenue	12,546	12,547	12,547	–	–
Deferred equipment revenue	120,639	132,974	126,601	(9.3)	5.0
Deferred equipment costs	(228,714)	(247,110)	(228,524)	(7.4)	8.1
Deferred charges	(1,025)	(1,025)	(1,025)	–	–
Property, plant and equipment	(526,432)	(449,808)	(390,778)	17.0	15.1
Other intangibles	(33,285)	(30,774)	(23,954)	8.2	28.5

Amortization of deferred equipment revenue and deferred equipment costs decreased in 2010 due to the sales mix of equipment, changes in customer pricing on certain equipment and the impact of rental programs.

The increase in amortization of deferred equipment revenue and deferred equipment costs in 2009 is primarily due to the continued growth in sales of higher priced digital equipment up to February 2009, at which time the Company launched a new HD rental program as part of its focus on growing the HD customer base.

The year over year fluctuations in amortization of property, plant and equipment and other intangibles is due to amortization on new capital investment partially offset by the impact of assets becoming fully depreciated.

Amortization of financing costs and Interest expense

				Change
				2010	2009
(In $000’s Cdn)	2010	2009	2008	%	%

Amortization of financing costs – long-term debt	3,972	3,984	3,627	(0.3)	9.8
Interest	248,011	237,047	230,588	4.6	2.8

Interest expense increased in 2010 and 2009 as a result of higher average debt levels partially offset by a lower average cost of borrowing resulting from changes in various components of long-term debt.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

Other income and expenses

				Decrease in income
(In $000’s Cdn)	2010	2009	2008	2010	2009

Debt retirement costs	(81,585)	(8,255)	(5,264)	(73,330)	(2,991)
Loss on financial instruments	(47,306)	–	–	(47,306)	–
Other gains	5,513	19,644	24,009	(14,131)	(4,365)

During 2010, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due April 11, 2010, US $225 million 7.25% senior notes due April 6, 2011 and US $300 million 7.20% senior notes due December 15, 2011. In connection with the early redemption, the Company incurred costs of $79.5 million and wrote-off the remaining discount and finance costs of $2.1 million. The Company used proceeds from its $1.25 billion senior notes issuance in early October 2009 to fund the cash requirements for the redemptions. The refinancing of the three series of US senior notes has reduced the Company’s annual interest expense by approximately $35.0 million.

During 2009, the Company redeemed the Videon CableSystems Inc. $130 million senior debentures. In connection with the early redemption, the Company incurred costs of $9.2 million and wrote-off the remaining unamortized fair value adjustment of $0.9 million. The Company used part of the proceeds from its $600 million senior notes issuance completed in March 2009 to fund the redemption.

Debt retirement costs in 2008 arose on the redemption of Canadian Originated Preferred Securities (“COPrS”). In connection with the early redemption of the $100 million COPrS, the Company incurred costs of $4.3 million and wrote-off the remaining unamortized financing charges of $1.0 million.

On redemption of the US senior notes in October 2009, the Corporation unwound and settled a portion of the principal components of two of the associated cross-currency agreements and entered into offsetting currency swap transactions and amended agreements for the outstanding notional principal amounts. The associated interest component of the cross-currency interest rate exchange agreements remains outstanding. As these contracts no longer qualify as cash flow hedges, the related loss in accumulated other comprehensive loss of $50.1 million was reclassified to net income. Subsequent changes in the value of these agreements is recorded in net income. The total amount recorded for the year ended August 31, 2010 was a loss of $47.3 million.

Other gains decreased in 2010 and 2009 due to a gain of $10.8 million on cancellation of a bond forward contract and amounts realized on disposal of property, plant and equipment in 2009 and the net customs duty recovery of $22.3 million recorded in 2008.

Equity loss on investee
During the year, the Company recorded a loss of $11.3 million for its 49.9% equity interest in CW Media acquired on May 3, 2010. The loss was comprised of approximately $20.8 million of service operating income before amortization offset by interest expense of $9.9 million and other costs of $22.2 million. Other costs include the net impact of $17.6 million with respect to foreign exchange losses on US denominated long-term debt and fair value adjustments on derivative instruments.

Income tax expense
The income tax expense was calculated using current statutory income tax rates of 29.3% for 2010, 30.2% for 2009 and 32.0% for 2008 and was adjusted for the reconciling items identified in

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

Note 14 to the Consolidated Financial Statements. Future income tax recoveries of $17.6 million, $22.6 million and $188.0 million related to reductions in corporate income tax rates were recorded in 2010, 2009 and 2008, respectively. The significant growth in net income before taxes over the past several years has reduced the Company’s tax loss carryforwards and the company became cash taxable in the latter part of 2009.

Net income per share

				Change
				2010	2009
(In $000’s Cdn except per share amounts)	2010	2009	2008	%	%

Net income	532,732	536,475	673,201	(0.7)	(20.3)
Weighted average number of participating shares outstanding during period (000’s)	432,675	429,153	431,070	0.8	(0.4)
Income per share – basic	$1.23	$1.25	$1.56	(1.6)	(19.9)
Income per share – diluted	$1.23	$1.25	$1.55	(1.6)	(19.4)

Net income
Net income was $532.7 million in 2010 compared to $536.5 million in 2009 and $673.2 million in 2008. The year-over-year changes are summarized in the table below.

In 2010 net income decreased $3.7 million compared to the prior year. The current year benefited from higher service operating income before amortization of $218.1 million which was offset by debt retirement costs of $81.6 million, loss on financial instruments of $47.3 million, higher interest expense of $11.0 million, increased amortization of $73.0 million and a loss on equity investee of $11.3 million.

In 2009 net income decreased $136.7 million compared to the prior year. The lower net income was mainly due to decreased taxes in the prior year of $173.8 million that included a $188.0 million future tax recovery compared to a recovery in 2009 of $22.6 million. The recoveries were related to reductions in corporate income tax rates. In 2009 higher service operating income before amortization of $129.7 million was partially offset by increased amortization of $78.4 million.

(In $millions Cdn)	2010	2009

Increased service operating income before amortization	218.1	129.7
Decreased (increased) amortization of deferred equipment costs and revenue and IRU revenue	6.1	(12.2)
Increased amortization of deferred charges, financing costs, property, plant and equipment, and other intangibles	(79.1)	(66.2)
Increased interest expense	(11.0)	(6.5)
Change in other net costs and revenue(1)	(145.9)	(7.7)
Decreased (increased) income taxes	8.1	(173.8)

	(3.7)	(136.7)

(1)	Other net costs and revenue include debt retirement costs, equity income (loss) on investee, loss on financial instruments and other gains as detailed in the Consolidated Statements of Income and Retained Earnings (Deficit).

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

SEGMENTED OPERATIONS REVIEW

CABLE

FINANCIAL HIGHLIGHTS

				Change
				2010	2009
($000’s Cdn)	2010	2009(3)	2008(3)%		%

Service revenue (third party)	2,927,411	2,630,982	2,375,586	11.3	10.8

Service operating income before amortization(1)	1,456,827	1,271,279	1,155,967	14.6	10.0
Less:
Interest	213,898	209,438	199,600	2.1	4.9
Cash taxes on net income	136,000	23,300	–	>100.0	100.0

Cash flow before the following:	1,106,929	1,038,541	956,367	6.6	8.6
Capital expenditures and equipment costs (net)	757,085	694,084	648,336	9.1	7.1

Free cash flow before the following
Add back:	349,844	344,457	308,031	1.6	11.8
Non-cash stock-based compensation	16,210	–	–	100.0	–

Free cash flow(1)	366,054	344,457	308,031	6.3	11.8

Operating margin(1)(2)	49.8%	48.3%	48.7%	1.5	(0.4)

(1)	See key performance drivers on page 21.
(2)	Operating margin adjusted to exclude the one-time CRTC Part II recovery for 2010 would be 48.1%.
(3)	2009 and 2008 have been restated as a result of the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. For 2009, Service operating income before amortization and Free cash flow have been restated from $1,269,620, and $342,798, respectively. For 2008, Service operating income before amortization and Free Cash flow have been restated from $1,153,274 and $305,338, respectively. See new accounting standards on page 31.

2010 vs. 2009

OPERATING HIGHLIGHTS

•	Shaw’s Digital subscriber base continued to grow adding 328,841 new customers. Penetration of Basic is now 70.7%, up from 56.7% at August 31, 2009.
•	Digital Phone lines increased 234,402 during the year to 1,096,306 lines and Internet was up 110,012 to total 1,818,347 as at August 31, 2010. Basic cable subscribers were up 2,410.
•	During the year the Company completed the acquisition of Mountain Cablevision operating in Hamilton, Ontario adding approximately 41,000 Basic cable customers, including 24,000 Digital subscribers, 30,000 Internet subscribers, and 32,000 Digital Phone lines.

Cable service revenue for the year improved 11.3% to $2.93 billion over the last year. Customer growth, including acquisitions, and rate increases accounted for the improvement. Service operating income before amortization of $1.46 billion increased 14.6%. The increase was mainly due to the revenue driven improvements, partially offset by higher employee related and other costs

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

associated with growth including marketing and sales activities as well as the impact of the LPIF fees. The current twelve month period also included a one-time Part II fee recovery of $48.7 million. Excluding the recovery, the annual improvement was 10.8%.

Shaw’s Digital Phone footprint has continued to expand with launches this year in various smaller centres including Campbell River, Winfield, Kimberly and Fernie in British Columbia as well as in Stoney Plain and expansions in the surrounding areas of Lethbridge, all in Alberta. The Digital Phone service was launched in Calgary in February 2005 and since that time the footprint has expanded to reach over 95% of Basic customers. During the current year Shaw achieved record Digital Phone growth and also surpassed a significant milestone of 1,000,000 Digital Phone lines.

During the year Shaw launched its broadband VOD Player allowing customers to experience the convenience of watching their favorite movies and television shows when and where they want. Shaw also continued to grow its Digital customer base and Digital penetration of Basic at August 31, 2010 was 70.7%, up from 56.7% and 40.5% at August 31, 2009 and 2008, respectively. Shaw now has over 725,000 HD capable customers.

The Company strives to offer leading edge products and services and is preparing for limited trials of Gigabit Internet, a technology that is delivered over Fibre-to-the-Home and is 10x faster than Shaw’s High-Speed Nitro service. High-Speed Nitro offers speeds of 100 Mbps per second and was launched late in 2009. It is currently available in over 85% of the cable footprint.

2009 vs. 2008

OPERATING HIGHLIGHTS

•	Cable service revenue for the year of $2.63 billion was up 10.8% over 2008. Service operating income before amortization of $1.27 billion increased 10.0%.
•	On an annual basis Basic subscribers were up 29,467 to 2,331,028.
•	Digital customers increased 388,517 to 1,321,724. Shaw’s Digital penetration of Basic has increased from 40.5% at August 31, 2008 to 56.7% at August 31, 2009.
•	During 2009 Digital Phone lines increased 217,786 to 861,904 lines and Internet was up 109,283 to total 1,708,335 as at August 31, 2009. Internet penetration of Basic continues to be one of the highest in North America and stood at 73.3% up from 69.5% at August 31, 2008.
•	During 2009 Shaw closed the acquisition of the Campbell River cable system in British Columbia. This acquisition is complementary to and provides synergies with existing operations.

Cable service revenue for the year of $2.63 billion was up 10.8% over the prior year. Customer growth and rate increases accounted for the improvement. Service operating income before amortization of $1.27 billion increased 10.0%. The improvement was driven by revenue related growth partially offset by higher employee costs and other expenses, including marketing, sales activities, and equipment maintenance and support.

Shaw is committed to capital investment driving business growth and improvements, including implementation of new technologies to provide customers with choice and leading edge products. The Company continued to enhance its HD offerings, with the most recent addition of AMC to the HD channel line-up, and as at August 31, 2009 carried 56 HD channels, offered over 500 HD titles through Shaw Video on Demand and HD PPV, and had over 500,000 HD capable cable customers.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

The Digital Phone footprint grew during 2009 with launches in various markets including Prince George, British Columbia and its surrounding areas, as well as expansions in the surrounding areas of Red Deer, Lethbridge, and Edmonton, all in Alberta. As at August 31, 2009 the Digital Phone service was available to 94% of Basic customers and over 38% were taking the service.

Internet speed increases of 50 per cent were implemented during 2009 as well as a new 100 Mbps service, High-Speed Nitro, using DOCSIS 3.0 technology. As of August 31, 2009 the new 100 Mbps service was available in Saskatoon, Victoria and Winnipeg. Internet penetration of Basic continues to be one of the highest in North America and was 73.3% up from 69.5% at August 31, 2008.

CAPITAL EXPENDITURES AND EQUIPMENT COSTS (NET) – CABLE

				Change
				2010	2009
(In $000’s Cdn)	2010	2009	2008	%	%

Capital expenditures and equipment costs (net):
New housing development(1)	78,451	73,676	93,547	6.5	(21.2)
Success-based(2)	222,246	185,469	102,735	19.8	80.5
Upgrades and enhancement(3)	289,421	297,651	271,242	(2.8)	9.7
Replacement(4)	66,393	55,798	57,575	19.0	(3.1)
Buildings and other	100,574	81,490	123,237	23.4	(33.9)

	757,085	694,084	648,336	9.1	7.1

Capital expenditure categories listed above include:

(1)	Build out of mainline cable and the addition of drops in new subdivisions.
(2)	Capital and equipment costs (net) related to the acquisition of new customers, including installation of internet and digital phone modems, DCTs, filters and commercial drops for Shaw Business Solutions customers.
(3)	Upgrades to the plant and build out of fibre backbone to reduce use of leased circuits and costs to decrease node size and Digital Phone capital.
(4)	Normal replacement of aged assets such as drops, vehicles and other equipment.

2010 vs. 2009
Capital investment for 2010 of $757.1 million was up $63.0 million over the prior year.

Success-based capital increased $36.8 million over the comparable period. Digital success-based capital was up primarily due to increased rental activity, primarily HD rentals. Internet success-based capital also increased mainly due to the deployment of higher cost Internet modems related to the launch of the DOCSIS 2.0 and 3.0 integrated WiFi modems. The launch of these new modems provides customers with wireless Internet access in their homes without having to purchase a separate WiFi router.

Investment in Upgrades and enhancement and Replacement categories combined was comparable to the prior year. Shaw continues to invest in technology initiatives to recapture bandwidth and optimize its network, including increasing the number of nodes on the network and using advanced encoding and digital compression technologies such as MPEG4.

Investment in Buildings and Other was up $19.1 million over the prior year. The increase was mainly due to proceeds that benefitted the prior year related to the sale of certain redundant facilities.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

2009 vs. 2008
Total capital investment of $694.1 million during 2009 increased $45.7 million over the comparable period.

Spending in new housing development for 2009 declined $19.9 million over 2008 mainly due to reduced activity.

Success-based capital increased $82.7 million over the comparable period primarily due to higher Digital success-based capital related to increased customer activations associated with the new rental strategy and lower customer pricing of certain equipment. Internet and Digital Phone success-based capital was also up as the 2009 year included higher investment mainly due to bulk purchases of equipment at the end of the year as well as increased activity.

Investment in the upgrades and enhancement category and replacement category combined was up $24.6 million compared to 2008. The 2009 period included higher spending on Internet projects to enhance the speed of Shaw’s various Internet offerings partially offset by lower investment on Digital Phone related capital.

Investment in Buildings and other declined $41.7 million compared to 2008. The lower spend was primarily due to higher investment in 2008 in various facilities projects, including the purchase of a property in Calgary adjacent to existing Company owned facilities, partially offset by increased investment in 2009 on IT projects to upgrade back office and customer support systems. The 2009 year also benefitted from proceeds on the sale of redundant facilities.

SUBSCRIBER STATISTICS

				2010		2009
					Change		Change
	2010	2009(1)	2008(1)	Growth	%	Growth	%

CABLE:
Basic subscribers	2,333,438	2,331,028	2,301,561	2,410	0.1	29,467	1.3
Penetration as a % of homes passed	61.4%	62.9%	63.5%
Digital customers	1,650,565	1,321,724	933,207	328,841	24.9	388,517	41.6

INTERNET:
Connected and scheduled installations	1,818,347	1,708,335	1,599,052	110,012	6.4	109,283	6.8
Penetration as % of basic	77.9%	73.3%	69.5%
Stand-alone Internet not included in basic cable	233,159	238,710	217,339	(5,551)	(2.3)	21,371	9.8
DIGITAL PHONE:
Number of lines(2)	1,096,306	861,904	644,118	234,402	27.2	217,786	33.8

(1)	August 31, 2009 and August 31, 2008 are restated for comparative purposes as if the acquisition of the Mountain Cablevision system in Hamilton, Ontario had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

				Change
				2010	2009
($000’s Cdn)	2010	2009	2008	%	%

DTH (Shaw Direct)	711,069	673,226	640,061	5.6	5.2
Satellite Services	79,100	86,705	89,212	(8.8)	(2.8)

Service revenue (third party)	790,169	759,931	729,273	4.0	4.2

Service operating income before amortization(1)
DTH (Shaw Direct)	265,016	223,499	206,541	18.6	8.2
Satellite Services	38,304	45,831	48,421	(16.4)	(5.3)

	303,320	269,330	254,962	12.6	5.6
Less:
Interest(2)	26,251	26,251	29,599	–	(11.3)
Cash taxes on net income	44,000	–	–	100.0	–

Cash flow before the following	233,069	243,079	225,363	(4.1)	7.9

Less capital expenditures and equipment costs (net):
Success-based	77,684	73,453	72,512	5.8	1.3
Transponders and other	7,927	8,008	5,558	(1.0)	44.1

	85,611	81,461	78,070	(5.1)	4.3

Free cash flow before the following	147,458	161,618	147,293	(8.8)	9.7
Add back:
Non-cash stock-based compensation	1,628	–	–	100.0	–

Free cash flow(1)	149,086	161,618	147,293	(7.8)	9.7

Operating margin(3)	38.4%	35.4%	35.0%	3.0	0.4

(1)	See key performance drivers on page 21.
(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Satellite Services and Shaw Direct.
(3)	Operating margin adjusted to exclude the one-time CRTC Part II fee recovery in 2010 would be 35%.

CUSTOMER STATISTICS

	2010	2009	2008

Shaw Direct customers(1)	905,796	900,941	892,528

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

SATELLITE (DTH and Satellite Services)

2010 vs. 2009

OPERATING HIGHLIGHTS

•	During the year Shaw Direct added 4,855 customers and as at August 31, 2010 DTH customers total 905,796.
•	Free cash flow of $149.1 million for 2010 compares to $161.6 million in 2009.
•	In March 2010 Shaw Direct entered into agreements with Telesat to acquire capacity on a new satellite expected to be available in late 2012.

Service revenue of $790.2 million for 2010 was up 4.0% over last year. The improvement was primarily due to rate increases and customer growth the total of which was partially offset by lower revenues in the Satellite services division related to various contract renegotiations.

Service operating income before amortization improved 12.6% over the comparable period to $303.3 million. The improvement was due to revenue related growth partially offset by LPIF costs. The current period included a one-time Part II fee recovery of $26.6 million. Excluding the recovery, the annual improvement was 2.8%.

Total capital investment of $85.6 million increased over the prior year spend of $81.5 million. Success based capital was higher mainly due to increased activations as well as lower customer pricing.

Shaw Direct continually strives to deliver an exceptional customer experience through leading technology, innovative programming and high quality customer service. During the current year Shaw Direct introduced a new HD PVR with advanced features and launched a number of HD channels including CNN HD and Global Toronto HD. Shaw Direct now offers 65 HD channels to its 395,000 HD customers.

During the current year Shaw Direct entered into agreements with Telesat to acquire capacity on a new satellite expected to be available in late 2012. The new satellite will increase Shaw Direct’s satellite television services by 30 percent through 16 new national transponders. The transponders residing on the third satellite will provide bandwidth for expanded customer choice, including new high definition and other advanced services. It will also provide enhanced service quality acting as important in-orbit back-up capacity.

2009 vs. 2008

OPERATING HIGHLIGHTS

•	Free cash flow of $161.6 million for 2009 compares to $147.3 million in the prior year.
•	During the year Shaw Direct added 8,413 customers and as at August 31, 2009 customers total 900,941.

Service revenue of $759.9 million in 2009 was up 4.2% over 2008. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization for the DTH segment was up 8.2% to $223.5 million. The increase was mainly due to the revenue related improvement partially offset by costs to support customer service and other costs related to growth. In the Satellite services segment service operating income before amortization was down 5.3% due to

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

lower contribution resulting from the economic impact on Shaw Tracking. Compared to the prior year, Satellite service operating income before amortization was up 5.6% to $269.3 million.

Total capital investment of $81.5 million during 2009 was comparable to the 2008 year spend of $78.1 million, respectively. The increase in Transponder and other in 2009 was mainly due to the relocation and expansion of the Montreal call centre.

During 2009 Shaw Direct added 12 HD channels and its HD customer base increased to almost 325,000 at August 31, 2009.

WIRELESS

FINANCIAL HIGHLIGHTS

($000’s Cdn)	2010

Operating expenditures	1,396
Interest expense(2)	6,536
Capital expenditures	96,714

Total expenditures on Wireless infrastructure build(1)	104,646

(1)	Excludes the cost of acquiring 20 megahertz of spectrum across most of the Company’s cable footprint for $190.9 million.
(2)	Interest is allocated to the Wireless division based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs.

•	During the year the Company commenced its Wireless infrastructure build and invested $104.6 million on this strategic initiative.

During 2008 the Company participated in the Canadian AWS auction and was successful in acquiring 20 megahertz of spectrum across most of its cable footprint for a cost of $190.9 million. In early September 2009 the Company received its ownership compliance decision from Industry Canada and was granted its AWS licenses. In March 2010 the Company commenced activities on its wireless infrastructure build and plans for an initial launch in late calendar 2011.

The Company has selected Nokia Siemens Networks (“NSN”) to provide the radio access network and core equipment for its next generation network. The equipment will be fully 3G and LTE capable giving Shaw a variety of options to deliver wireless services to customers using the AWS band, as well as future frequency bands.

During the year Shaw was active in equipment purchasing, site acquisition and commencing physical construction of cell sites.

IV.	FINANCIAL POSITION

Total assets at August 31, 2010 were $10.2 billion compared to $8.9 billion at August 31, 2009. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2009.

Current assets declined by $162.1 million primarily due to decreases in cash and cash equivalents and short-term securities of $236.5 million partially offset by derivative instruments of $66.7 million and an increase in future income taxes of $6.0 million. Cash and cash equivalents decreased by $37.1 million as the funds were used to purchase Mountain Cablevision and partially fund the US senior notes redemptions in October which was partially offset by excess funds from the

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

$650 million senior notes issuance in November. Short-term securities decreased as cash was used to partially fund an interest in CW Media in May. Derivative instruments arose primarily upon payment of $57.5 million to enter into an offsetting currency swap transaction for the outstanding notional principal amount (i.e. end of swap notional exchange) under certain of the remaining cross-currency interest rate exchange agreements. Future income taxes increased due to timing of various temporary differences

Investments and other assets increased by $548.4 million due to the acquisition of an initial interest in CW Media of $750.4 million, including transaction costs partially offset by reclassifying $190.9 million of spectrum license deposits to intangibles.

Property, plant and equipment and other intangibles increased by $288.3 million and $51.3 million, respectively as current year capital investment and amounts acquired on the Mountain Cable acquisition exceeded amortization.

Deferred charges declined by $23.5 million due to a decrease in deferred equipment costs of $26.8 million.

Broadcast rights and goodwill increased $245.0 million and $81.0 million, respectively, due to the acquisition of Mountain Cablevision in Hamilton, Ontario.

Spectrum licenses of $190.9 million arose in the current year as the Company received its ownership compliance decision from Industry Canada and was granted its AWS licenses.

Current liabilities (excluding current portion of long-term debt and derivative instruments) were up $216.9 million due to increases in accounts payable of $60.0 million, income taxes payable of $145.3 million and unearned revenue of $11.7 million. Accounts payable and accrued liabilities increased due to higher trade and other payables mainly in respect of timing of payment of capital expenditures partially offset by the impact of the Part II fee recovery. Income taxes payable was up due to the current year income tax expense and unearned revenue increased due to the acquisition of Mountain Cable, customer growth and rate increases.

Total long-term debt increased $831.7 million as a result of $1.88 billion in net proceeds on the $1.25 billion and $650.0 million senior note issuances partially offset by the payment of $1.02 billion on the early redemption of US $440 million senior notes, US $225 million senior notes and US $300 million senior notes and a decrease of $40.5 million relating to the translation of these US denominated senior notes prior to the redemption dates. The current portion of long-term debt decreased due to the early redemption of US $440 million senior notes due in April 2010.

Other long-term liabilities increased by $186.5 million due to the reclassification of $158.7 million from derivative instruments in respect to the liability for the principal components of the US $300,000 amended cross-currency interest exchange agreements and current year defined benefit pension plan expense.

Derivative instruments (including current portion) decreased $379.4 million due to the payment of $146.1 million to unwind and settle a portion of the principal component of two of the cross-currency interest rate exchange agreements related to the US senior notes in October, the end of swap notional exchange relating to one of the remaining outstanding cross-currency interest rate agreements for which the Company had paid $88.4 million for an offsetting currency swap transaction and the aforementioned reclassification of $158.7 million, all of which were partially offset by the current year derivative loss, including $40.5 million in respect of the foreign exchange

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

loss on the notional amounts of the derivatives relating to the hedged long-term debt prior to the redemption dates.

Deferred credits declined $26.6 million due to amortization of deferred IRU revenue of $12.5 million and a decrease in deferred equipment revenue of $14.3 million.

Future income taxes increased $115.0 million primarily due to the acquisition of Mountain Cablevision and current year tax expense.

Share capital increased $136.6 million primarily due to the issuance of 6,141,250 Class B Non-Voting Shares in connection with the acquisition of Mountain Cablevision for $120.0 million and the issuance of 2,862,969 Class B Non-Voting Shares under the Company’s option plans for $49.8 million partially offset by the repurchase of 6,100,000 Class B Non-Voting Shares for $118.1 million of which $33.0 million reduced stated share capital and $85.1 million was charged against retained earnings. As of October 31, 2010, share capital is as reported at August 31, 2010 with the exception of the issuance of 886,816 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end. Contributed surplus increased due to stock-based compensation expense recorded in the current year. Accumulated other comprehensive loss decreased primarily due to reclassifying the remaining losses on the cross-currency interest rate exchange agreements into income upon redemption of the underlying US denominated long-term debt.

V.	CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

				Change
				2010	2009
(In $000’s Cdn)	2010	2009	2008	%	%

Funds flow from operations	1,375,403	1,323,840	1,222,895	3.9	8.3
Net decrease in non-cash working capital balances related to operations	81,756	59,090	19,304	38.4	206.1

	1,457,159	1,382,930	1,242,199	5.4	11.3

Funds flow from operations increased year-over-year due to growth in service operating income before amortization partially offset by current income tax expense. The year-over-year net change in non-cash working capital balances is primarily due to timing of collection of accounts receivable and payment of accounts payable and accrued liabilities in addition to the provision for current taxes payable as the Company became cash taxable in late 2009.

Investing activities

				Increase
(In $000’s Cdn)	2010	2009	2008	2010	2009

Cash flow used in investing activities	(1,743,977)	(966,716)	(734,135)	(777,261)	(232,581)

Cash requirements were higher in 2010 due to the cash outlay of $744.1 million and $158.8 million in respect of the Company’s initial investment in CW Media and the Mountain Cablevision business acquisition in Hamilton, Ontario, respectively, partially offset by the final cash outlay of $152.5 million in the prior year in respect of deposits for the wireless spectrum licenses.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

The cash used in investing activities in 2009 increased over the prior year due to the final deposits for wireless spectrum licenses, the acquisition of the Campbell River cable system and higher capital expenditures.

Financing activities

The changes in financing activities during the year were as follows:

(In millions Cdn)	2010	2009	2008

Issuance of Cdn $1.25 billion 5.65% senior notes	1,246.0	–	–
Issuance of Cdn $650 million 6.75% senior notes	645.6	–	–
Issuance of Cdn $600 million 6.50% senior notes	–	598.2	–
Senior notes issuance costs	(10.1)	(4.6)	–
Redemption of US $440 million 8.25% senior notes	(465.5)	–	–
Redemption of US $225 million 7.25% senior notes	(238.1)	–	–
Redemption of US $300 million 7.20% senior notes	(312.6)	–	–
Payments on cross-currency agreements	(291.9)	–	–
Repayment of Videon CableSystems Inc. 8.15% senior debentures	–	(130.0)	–
Repayment of $296.8 million senior notes	–	–	(296.8)
Redemption of COPrS	–	–	(100.0)
Bank loans and bank indebtedness – net borrowings (repayments)	–	(99.2)	99.2
Purchase of Class B Non-Voting Shares for cancellation	(118.1)	(33.6)	(99.8)
Dividends	(372.1)	(351.9)	(303.8)
Debt retirement costs	(79.5)	(9.2)	(4.3)
Proceeds on bond forward contracts	–	10.8	–
Issuance of Class B Non-Voting Shares	47.1	57.0	32.5
Repayment of Partnership debt	(0.5)	(0.5)	(0.4)

Cash flow provided by (used in) financing activities	50.3	37.0	(673.4)

VI.	LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $515.1 million of free cash flow. Shaw used its free cash flow along with net proceeds of $1.88 billion from its two senior notes offerings, cash of $236.5 million, proceeds on issuance of Class B Non-Voting Shares of $47.1 million, working capital reduction of $184.0 million and other net items of $13.1 million to redeem the three series of US dollar denominated senior notes for $1.02 billion, pay $291.9 million on cross-currency interest rate swap agreements, pay $79.5 million in debt retirement costs, pay $744.1 million in respect of its initial investment in CW Media, purchase $118.1 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $372.1 million, purchase the Hamilton cable system for $158.8 million and invest $96.7 million in the Wireless infrastructure build.

To allow for timely access to capital markets, Shaw filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on March 11, 2009. The shelf prospectus allowed for the issue of up to an aggregate $2.5 billion of debt and equity securities over a 25 month period.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

Pursuant to this shelf prospectus, the Company completed three senior note offerings totaling $2.5 billion as follows:

•	On March 27, 2009, Shaw issued $600 million of senior notes at a rate of 6.50% due June 2, 2014. Net proceeds (after issue and underwriting expenses) of $593.6 million were used for debt repayment, working capital and general corporate purposes. Excess funds were held in cash and short-term securities.
•	On October 1, 2009, the Company issued $1.25 billion of senior notes at a rate of 5.65% due 2019. Net proceeds (after issuance at a discount of $4.0 million and, issue and underwriting expenses) of $1.24 billion were used to fund the majority of the cash requirements, including the make-whole premiums and payments in respect of the associated cross-currency interest rate agreements relating to the early redemption of the US $440 million 8.25% senior notes due April 11, 2010, US $225 million 7.25% senior notes due April 6, 2011 and US $300 million 7.20% senior notes due December 15, 2011.
•	On November 9, 2009, the Company issued $650 million of senior notes at a rate of 6.75% due 2039. Net proceeds (after issuance at a discount of $4.4 million and issue and underwriting expenses) of $641.6 million were used for working capital and general corporate purposes.

On November 16, 2009, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2009 to November 18, 2010 representing approximately 10% of the public float of Class B Non-Voting Shares. During the year, the Company repurchased 6,100,000 of its Class B Non-Voting Shares for cancellation for $118.1 million.

On November 12, 2008, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a one year period. The Company was authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2008 to November 18, 2009. During the first quarter of 2009, the Company repurchased 1,683,000 Class B Non-Voting Shares for $33.6 million under the previous normal course issuer bid which expired on November 18, 2008.

At August 31, 2010, Shaw held $216.7 million in cash and cash equivalents and had access to $1 billion of available credit facilities. Subsequent to August 31, 2010 the Company put in place an additional unsecured $500 million revolving credit facility to provide additional liquidity. Based on cash balances, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Debt structure

Shaw structures its borrowings generally on a stand-alone basis. The borrowings of Shaw are unsecured. There are no restrictions that prevent the subsidiaries of the Company from transferring funds to Shaw.

Shaw’s borrowings are subject to covenants which include maintaining minimum or maximum financial ratios. At August 31, 2010, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

Off-balance sheet arrangement and guarantees

Guarantees
Generally it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 16 to the Consolidated Financial Statements. As disclosed thereto, Shaw believes it is remote that these agreements would require any cash payment.

Contractual obligations
The amounts of estimated future payments under the Company’s contractual obligations at August 31, 2010 are detailed in the following table.

CONTRACTUAL OBLIGATIONS

	Payments due by period
		Within			More than
(In $000’s Cdn)	Total	1 year	2-3 years	4-5 years	5 years

Long-term debt(1)	6,578,505	250,320	936,915	1,316,710	4,074,560
Operating lease obligations(2)	1,641,795	202,436	420,002	462,202	557,155
Other long-term obligations(3)	283,620	24,631	176,200	19,583	63,206

(1)	Includes interest payments.
(2)	Includes maintenance and lease of satellite transponders, program related agreements, lease of transmission facilities and lease of premises.
(3)	Includes expected benefit payments under the defined benefit pension plan, the liability in respect of amended cross-currency interest rate exchange agreements and the estimated net cash outflow for derivative instruments based on the US dollar foreign exchange rate as at August 31, 2010.

VII.	ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s Annual Information Form dated November 5, 2010, can be found on SEDAR at www.sedar.com.

VIII.	COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (“NYSE”) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca (under Investor Relations/Corporate Governance/Other Corporate Governance Information/Compliance with NYSE Corporate Governance Listing Standards).

IX.	CERTIFICATION

The Company’s Chief Executive Officer and Chief Financial Officer have filed certifications regarding Shaw’s disclosure controls and procedures and internal control over financial reporting.

As at August 31, 2010, the Company’s management, together with its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and internal control over financial reporting. Based on these evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2010

the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting are effective.

There were no changes in the Company’s internal controls over financial reporting during the fiscal year that have materially affected or are reasonably likely to materially affect Shaw’s internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.